2002
Regency Centers Annual Report



03055198

regency centers

Creating Value

Publix
Albertsons
KROGER

A Value-Oriented Enterprise

Regency Centers is the nation's leading owner, operator and developer of grocery-anchored neighborhood and community shopping centers, with a $3.1 billion national real estate portfolio that encompasses 262 high-quality retail properties. Spanning a total of 29.5 million square feet, these properties are strategically located in 46 metropolitan markets, including 18 of the largest 25 markets in the nation.

Preeminent supermarket chains such as Kroger, Publix, Safeway and Albertsons anchor Regency's properties, and well-known and successful specialty side-shop retailers like Starbucks, Mail Boxes, Etc., Great Clips, H&R Block, Subway, Quizno's and Washington Mutual enhance the properties' appeal. More than 77 percent of Regency's portfolio is leased to national and regional retailers, and nearly all of the Company's grocery-anchored tenants rank among the top three in terms of market share within their respective retail segments. Regency's centers, which are 94.8 percent leased, are located in communities that feature attractive demographics.

Headquartered in Jacksonville, Florida, Regency Centers has 387 employees in 19 market offices from coast-to-coast. Founded in 1963 by Joan and Martin Stein, the Company was established as a real estate investment trust (REIT) in 1993. Regency Centers' common shares trade on the New York Stock Exchange under the symbol REG.

Regency's Commitment to Value Creation

Regency Centers is committed to creating outstanding value for shareholders, retail customers, development and joint venture partners, and employees by continually strengthening our position as the nation's leading owner, operator and developer of grocery-anchored neighborhood and community shopping centers.

Value Creation Capabilities

Regency Centers is well positioned to create value, largely due to a unique set of strengths, which include our:

- Experienced and dedicated management team
- High-quality portfolio of grocery-anchored shopping centers
- Strong relationships with leading national and regional retail tenants
- Value-added development and operating capabilities
- Excellent reputation, credibility and performance
- National coverage and local market presence, which result from 19 market offices that are strategically located throughout the country
- Solid balance sheet and substantial capital resources









Revenues
(in millions)
$400
300
200
100
0
'98
'99
'00
'01
'02



Net Operating Income
(in millions)
$300
200
100
0
'98
'99
'00
'01
'02



FFO Per Share
$3.00
2.50
2.00
1.50
1.00
0.50
0
'98
'99
'00
'01
'02



Total Annual Shareholder Return
(in percent)
Regency
Shopping Center REIT's
30%
20
10
0
1 year
2 year
3 year

Financial Highlights

(in thousands, except per-share data)	2002	2001	2000	1999	1998
Net Income	$ 110,525	100,664	87,611	89,846	50,590
Earnings Per Share (diluted)	$ 1.84	1.69	1.49	1.61	1.75
Funds From Operations (FFO)	$ 178,954	168,957	158,794	140,989	67,121
FFO Per Share	$ 2.91	2.78	2.64	2.45	2.25
Revenues	$ 380,203	357,954	336,395	301,887	143,296
Net Operating Income	$ 282,136	264,641	248,922	215,501	99,643
Real Estate Investments, at cost	$3,088,914	3,156,831	2,943,627	2,636,193	1,250,332
Number of Properties Owned	262	272	261	237	140
Company-Owned Gross Leasable Area (GLA)	29,483	29,089	27,991	24,995	14,768
GLA Percent Leased—Operating Properties	94.8%	94.9%	95.4%	95.0%	93.6%

Regency capitalized on our high-quality portfolio of grocery-anchored neighborhood shopping centers and value-added development, leasing, joint venture and asset recycling programs to deliver yet another year of solid performance and increased shareholder value.



To Our Shareholders:

We are pleased to report that, in spite of 2002's volatile economic climate, Regency Centers was able to capitalize on our high-quality portfolio of grocery-anchored neighborhood shopping centers and value-added development, leasing, joint venture and asset recycling programs to deliver yet another year of solid financial performance and increased shareholder value. Funds from operations (FFO) rose to $178.9 million, or $2.91 per diluted share, propelled by three primary drivers:

- Three percent growth in same-property net operating income (NOI), fueled by a 10.8 percent increase in rental rates for new leases and renewals. Occupancies remained high at 94.8 percent, and Regency signed 1,287 new and renewal leases covering 4.2 million square feet;
- Successful completion of $287 million in 25 new developments while realizing $28 million in development profits;
- Continued expansion of our joint venture relationships to $450 million, which, in turn, generated a 34 percent increase in fees to $4.6 million.

At the same time, Regency successfully grew our self-funding asset-recycling program, selling nearly $500 million of properties that cost-effectively financed new developments and pruned lower quality centers from our property holdings, further increasing the portfolio's intrinsic value.

These collective factors led to the 4.7 percent increase in FFO per share and a return on equity of 12.9 percent, healthy results in any economy, and particularly noteworthy in the context of the challenging economic environment of 2002.

Posting Solid Financial Progress During an Economic Slowdown

Regency's ability to post steady financial progress during an economic slowdown was duly recognized by investors in 2002, and reflected in the Company's share price, which rose by 16.76 percent during the year. In fact, Regency's total 2002 return, including dividends, reached 25 percent, compared with a five percent rise in the NAREIT Index and a 22.1 percent decline in the S&P 500 Index during the year. This capped three years of solid performance for Regency, during which we delivered total annualized return of 27.1 percent, smartly outpacing a 15.2 percent increase in the NAREIT Index, as well as outperforming every other major index over the same time period.

These statistics help to illustrate what everyone at Regency Centers has known for some time—that our business is highly resilient and that the Company tends to perform comparatively well, even in a difficult economic environment. We're often asked what it is that drives this performance. We believe that the answer lies in five characteristics that are Regency hallmarks:

- The grocery-anchored neighborhood and community shopping centers that comprise Regency's portfolio are of exceptionally high quality.
- Our value-added development and operating capabilities continue to create value from new developments and the operating portfolio.
- Our relationships with premier national and regional retailers are strong and long standing, as evidenced by the Company's impressive leasing results.
- Our alliances with joint venture and development partners are rewarding for shareholders and Regency's partners.

Regency's ability to post steady financial progress during an economic slowdown was duly recognized by investors

Regency's total 2002 return, including dividends, reached 25 percent. This capped three years of solid performance during which the Company delivered total annualized return of 27.1 percent, outperforming every major index over the same period.

in 2002, and reflected in the Company's share price, which rose by 16.76 percent during the year.

- Our outstanding team of 387 dedicated employees is deeply committed to driving our success.

These attributes constitute a rock-solid foundation that positions Regency to strengthen our industry-leading position and increase shareholder value over the long term.

Creating Value by Leveraging Regency's Operating, Investment and Finance Strategies

In 2002, we capitalized on our strong foundation and sought to create value by advancing the Company's proven operating, investment and finance strategies. Carefully developed to give Regency a competitive edge in varying economic cycles and to insulate us from some of the challenges faced by competitors, these strategies unite to drive the success of Regency and our centers.

Our focused strategy calls for Regency to develop and acquire high-quality neighborhood and community shopping centers that are anchored by one of the top two or three dominant grocers in the markets where the centers are located. We help to ensure the appeal of these centers by attracting leading side-shop specialty retailers who offer consumers the essential goods and services they need every day, in every economy. Prime location is an essential facet of Regency's strategy, and we devote significant attention to ensuring that our shopping centers are conveniently located in neighborhoods and communities that have attractive population and household demographics.

Regency's strategy is made even more effective through the Premier Customer Initiative (PCI), a program that provides the fastest growing, most creditworthy retailers with access to prime space in multiple locations. The PCI program enables these retailers to meet their new store growth objectives in a highly efficient manner, while driving individual store sales performance. This program is highly valued by Regency's premier customers, as evidenced by a PCI lease renewal rate of 88 percent, compared with a 77 percent renewal rate for the rest of the portfolio.

The ability of our management team to execute Regency's strategy is driven by a self-funding capital program, by which we dispose of outparcels, non-core developments and low-growth, lower quality operating properties and recycle the proceeds into high-yielding, higher quality new developments and acquisitions. This program enables the Company to fund investments cost effectively and to generate a greater return on equity, while maintaining the strength of the balance sheet and enhancing the quality of the portfolio. Our management team moved aggressively to accelerate this program during 2002, taking advantage of strong investor interest in grocery-anchored neighborhood shopping centers to sell nearly $500 million in operating properties, developments and outparcels.

We subsequently redeployed a portion of these funds to fuel the Company's value-added development and acquisition programs during the year. Regency's development program calls for us to develop centers around market-leading grocers, secure advance leasing commitments from key anchors, and pre-lease up to 80 percent of each project before construction. This approach continued to pay off in 2002, as the Company successfully leased 84 percent of available space in $505 million of developments that are in process, including 25 grocery-anchored developments that were 95 percent leased upon completion. We expect these properties to yield $75 million in future value. We augmented these development efforts by utilizing $188 million from joint venture partners and recycled



Our ability to execute our strategy is driven by a self-funding capital program, by which we dispose of outparcels, non-core developments and low-growth, lower quality operating properties and recycle the proceeds into high-yielding, higher quality new developments and acquisitions.

funds to acquire several high-quality shopping centers, including properties in affluent communities near Washington D.C., Houston and Los Angeles.

In 2002, Regency expanded our important joint venture partnerships, investing $100 million for the joint venture with the Oregon Public Employees Retirement Fund and $150 million for the joint venture with Macquarie CountryWide Trust. There is additional investment capacity in each of these joint venture partnerships, and we will continue to seek the right properties in the right locations to expand these partnerships further in the future.

Regency's 2002 performance led to a 4.7 percent increase in FFO per share and a return on equity of 12.9 percent,

Sustaining Regency's Financial Strength

Regency's ability to create value by leveraging market timing and seizing new opportunities may be credited, in part, to the strength of the Company's conservative, highly flexible balance sheet. In 2002, we fortified this asset, executing a successful $250 million debt offering and using the proceeds to pay down the $600 million credit line to a balance of $80 million. These actions, combined with an acceleration of our disposition strategy, drove a decline in the debt-to-asset ratio to 40.3 percent from 42.2 percent at the year's start.

This conservative capital structure, relatively low debt-to-asset ratio, low variable debt rate and long-range debt maturity schedule helped Regency to maintain BBB and Baa2 investment-grade debt ratings from S&P and Moody's, respectively, and provided us with continued access to more than $500 million in capital under the existing credit line.

Creating Value Through Responsible Stewardship

Transparency is a key component in creating shareholder value, and during 2002, we reaffirmed the Company's dedication to increasing transparency and maintaining a commitment to responsible stewardship. Our management team has worked diligently through the years to help investors understand Regency Centers, and our disclosure policy is one of the broadest in the REIT industry. Indeed, most of the newly introduced New York Stock Exchange recommendations have been in place at Regency for some time. Independent directors comprise the majority of the board, and the audit, compensation, corporate governance and nominating committees are composed solely of independent directors. Regency also has tight financial controls and management disciplines in place at all levels of the Company.

Having strong, ethical leadership is essential to maintaining shareholder value, and we feel especially fortunate to have assembled one of the most competent, well-regarded and respected management teams in the industry. In addition, Regency has a highly skilled board of directors, which was made even stronger in 2002 through the addition of Joseph E. Parsons, President, North America Equity Holdings at GE Capital Real Estate. Joe and his colleagues at GE Capital have an exceptional grasp of investment and financial issues, as well as a keen understanding of the importance of value creation in today's environment. Joe replaced John T. Kelley, a Regency board member since 1996. We thank John, and indeed all of Regency's world-class board members, for their wisdom, experience, thoughtful insights and consistently sensible guidance.

Excelling in the Future

As Regency enters 2003, we recognize that the coming months will present the Company with a variety of challenges. Continued uncertainty in the international political arena, and the economy's impact on consumers and corporate America may exacerbate Regency's everyday issues. Increasing competition for the acquisition and development of grocery-anchored shopping

We remain sharply focused on achieving solid performance by driving the growth of our operating properties; completing the lease-up of in-process developments; and cost-effectively financing developments and acquisitions through asset recycling and joint ventures.



healthy results in any economy, and particularly noteworthy in the challenging economic environment.

centers may make it more difficult for us to continue to execute the Company's strategy. Consolidation in the supermarket industry could cause sluggish growth and a slowdown in new store openings by grocery anchors. Lower consumer spending could lead to a decline in retail sales, which may cause some retailers to close stores. The challenges that our grocery anchors and side-shop tenants face could dampen the performance of the operating portfolio and constrain our new development efforts.

Despite these hurdles, we remain cautiously optimistic about the short-term prospects for the shopping center industry and for Regency's continued leadership of the sector. This optimism stems from the fact that we enjoy a number of core strengths. Our property portfolio is healthy; the quality of the neighborhood shopping centers remains high; the PCI program is successful; in-process developments are performing well; leasing momentum remains strong; rental rates continue to grow; and prospects for our development pipeline and joint venture programs are excellent.

Though we do expect some fallout to continue from the relentless expansion of low-cost supercenters like Wal-Mart, we also expect the market-dominant national and regional grocers that anchor Regency's neighborhood and community shopping centers to survive and even prosper. Indeed, industry studies indicate that when Wal-Mart enters a major market, the region's top three grocers actually gain market share—a strong signal that Regency's grocer anchors should thrive in spite of increased competition. We also believe that Regency should continue to enjoy earnings stability, as the Company's grocery anchors have leases that average 14.4 years. And we think that the premier locations of Regency's centers in high-density neighborhoods with an average household income of $86,879, versus a national average of $64,338, should help to ensure that Regency will continue to attract leading retailers and generate higher sustainable rents in 2003.

In summary, as we confront the short-term challenges of the future, our management team remains confident about the Company's long-term prospects. As we press onward, we remain sharply focused on achieving solid performance by driving the growth of the Company's operating properties; completing the lease-up of the in-process developments; and cost-effectively financing developments and acquisitions through asset recycling and joint ventures. In these and all of our other efforts, we will work diligently to create ever-increasing value—value that will recognize and reward the tremendous support and loyalty provided by Regency's shareholders, employees, retail customers, development and joint venture partners.

Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
President and Chief Operating Officer



Regency Centers creates value for retail customers through the strength of our market-leading grocers and the superior locations of the Company's centers, two attributes that help to attract high-quality and appealing side-shop tenants.




THE FRESH MARKET

Creating Value for Retail Customers

Relationships are at the heart of Regency's value creation process, and the Company has cultivated strong alliances with retail customers—market-leading grocers who anchor our neighborhood shopping centers, and "best-in-class" specialty side-shop retailers. Regency leases space to these retailers in new developments and existing centers, creating value through the superior locations of the centers, the quality of the tenant mix, and our unique retail operating strategy, the Premier Customer Initiative (PCI).

A Regency hallmark is our skill in selecting ideal locations for our centers, and our development approach is governed by a proven investment strategy. Regency's real estate investment professionals drive the development process, applying local market knowledge, marketplace intelligence, industry experience and real estate expertise to identify prime locations for developments. In the process, they tap the Company's industry-leading research capabilities to survey trade area demographics. Good professional judgment and these objective measures enable us to pinpoint the perfect location for a center, thereby helping retail customers to build their businesses and solidifying our customer relationships.

Regency also creates value by positioning retail customers alongside market-dominant anchors and high-quality specialty retailers in our centers. Regency's grocery anchors are among the top two or three in the market and draw an average of 14,000 shoppers weekly. The strength of these anchors helps to attract popular and appealing side-shop tenants like Starbucks, Mail Boxes, Etc., Great Clips, H&R Block, Subway, Quizno's and Washington Mutual.

Regency's PCI program also adds value to the Company's retail partnerships by providing leading national operators with access to prime space in multiple locations. This helps retailers like Starbucks to achieve annual new store targets and maintain rapid growth. As evidence of the program's success, Starbucks signed 10 leases for new stores in Regency centers in 2002, bringing their total number of stores in our shopping centers to 50. Regency extended the PCI program to outparcels in 2002, leasing or selling "pads" to such PCI tenants as Bank of America, McDonald's and Washington Mutual.

Regency provides "best-in-class" national retailers with prime space in multiple locations under the PCI program.





Publix ∘ Eckerd ∘ Mail Boxes, Etc.




Publix
FOOD & PHARMACY

Dominick's ◦ Starbucks ◦ Stein Mart


GENUARDI'S
THE SAVINGS ARE IN THE CARD!


GREAT CLIPS

In 2002, Great Clips named Regency its "Best Business Partner of the Year," the first such award ever given by Great Clips to a real estate partner.

By selecting the ideal location for a grocery-anchored shopping center, Regency helps retail customers to build their stores' sales performances. Statistics show that our anchor tenants do an average 22 percent greater business in a Regency center than they do elsewhere. Side-shop tenants also benefit from Regency's prime locations and market-leading anchors. In 2002, Great Clips, one of Regency's premier side-shop customers named Regency its "Best Business Partner of the Year." Great Clips Senior Vice President of Real Estate, Dean Wieber, noted that his company's eight top-performing stores were all located in Regency shopping centers.




KING
OPEN 24 HOURS
KeyBank

Regency Centers creates value for joint venture partners by leveraging our disciplined investment process, local market expertise, industry-leading research and long-lasting ties in the real estate community to identify superior investment opportunities.





Creating Value for Joint Venture Partners

Regency Centers maintains two important joint venture partnerships—alliances that we forged in order to create a high-quality income stream from investments in grocery-anchored shopping centers. The Company has a 20 percent ownership interest in a joint venture with the Oregon Public Employees Retirement Fund, the Oregon state pension fund, as well as a 25 percent ownership interest in a joint venture with Macquarie CountryWide Trust, an Australia-based property trust. These joint venture partnerships, which comprise $485 million in value, were established with a goal to invest in grocery-anchored neighborhood shopping centers. They provide us with cost-efficient means to expand our national platform, as well as steady sources of investment capital and fee-based income.

Regency's joint venture contributions are primarily rewarded through healthy investment returns and a variety of fees.

Regency creates value for these joint venture partnerships in a variety of ways. For example, the Company:

- Implements focused investment and operating strategies and applies disciplines that enable us to make astute decisions;
- Leverages our disciplined investment process, local market expertise, industry-leading research capabilities and long-lasting ties in the real estate community to identify superior investment opportunities;
- Employs skilled professionals and maintains a national infrastructure of 19 regional offices to manage and operate our portfolio of properties efficiently and effectively;
- Fosters strong relationships with credit-worthy tenants, enabling the Company to lease space and build a high-quality tenant base.

All of these efforts add value to these joint ventures and provide tremendous advantages in a highly competitive marketplace. Regency's contributions are primarily rewarded through healthy investment returns, as well as through asset, property management, acquisition and incentive fees, all of which build the value of the joint venture relationship for Regency.



Safeway ◦ Great Clips ◦ Subway




Albertsons





Sav-On Drugs ◦ Washington Mutual ◦ Curves for Women





Regency's joint venture partnerships provide the Company with a cost-efficient means to expand our national platform, as well as steady sources of investment capital and fee-based income.

The year 2002 was a productive period for Regency, during which we significantly expanded our joint venture relationships. On behalf of the joint venture with the Oregon Public Employees Retirement Fund, Regency invested $100 million to acquire three shopping centers, bringing the total assets in that partnership to 12, and the cumulative investment to $300 million. Regency also invested $150 million on behalf of our joint venture with Macquarie CountryWide Trust to acquire 11 properties, bringing the number of assets in that partnership to 16, while raising the total investment to $186 million.


Harris Teeter


VONS

Regency can provide property owners with liquidity and economic benefits and enable them to defer taxes while investing in a diversified portfolio of high-quality grocery-anchored shopping centers—a winning value proposition.





Creating Value for Development Partners

Just as Regency creates value for joint venture partners, we also collaborate with private developers and landowners who have special financing and resource needs and who can benefit from an alliance with Regency Centers.

Funding a development project can be a challenge for private developers, who may wish to undertake a project but don't have the resources to fund its development. These developers often seek to finance the project through private equity or debt, both of which may present challenges such as personal guarantees.

A number of private developers have realized that Regency is an experienced and flexible partner with ample capital available for investment. We can provide developers with all of their financing requirements, and we understand the entire development process, bringing our extensive resources to each partnership. These resources, including leasing, construction, underwriting and due diligence, substantially increase the value creation opportunities for private developers.

Landowners are equally able to participate in Regency's value creation. Landowners often own attractive properties, but need a partner to capture their full value. Regency may agree to pay landowners a portion of their land value with no downside risk and allow them to participate in upside value creation. Alternatively, landowners can contribute land to a joint venture, increasing their potential return as a Regency co-investor.

Regency may also offer to acquire land by using operating partnership units. Normally, a landowner who is paid cash for a property must pay taxes on the transaction, or invest in another property within a certain period to defer taxes. The use of operating partnership units benefits the landowner who would, for tax reasons, rather not be paid in cash. The operating units, like shares, pay current dividends; the advantage to the landowner is that they are paid on pre-tax income. The gain on the property sale is deferred until the units are converted to shares and sold. In short, Regency can acquire the land, provide the landowner with liquidity and economic benefits, and allow the landowner to defer taxes while investing in a diversified portfolio of high-quality grocery-anchored shopping centers—a winning value proposition.

Regency Centers is an experienced and flexible development partner with ample capital available for investment.




Albertsons

Quizno's ∘ Sav-On Drugs ∘ Albertsons




Ralphs



Regency collaborates with private developers and landowners who have special financing or resource needs.

In 2002, Regency created substantial value for Manulife, a Canadian insurer. Manulife wanted to sell a deteriorating shopping center in San Pedro, Calif., but its foundation was sinking, making it difficult for Manulife to realize its desired value. Regency engineered a solution and paid a fair price to assume the risk, while offering Manulife a portion of any value greater than a base return. Regency redeveloped and re-tenanted the center, and paid Manulife in excess of $500,000 more than the amount upon which the two companies had originally agreed—a perfect example of how Regency creates value for development partners.



Radio Shack ◦ H&R Block ◦ Trader Joe's




TRADER JOE'S



Regency has a highly supportive corporate culture that cultivates value creation by acknowledging employees' needs, rewarding their hard work, and affording them exceptional opportunities to advance and excel.





Creating Value for Employees

Regency's 387 employees are crucial contributors to our value creation efforts for shareholders, retail customers and partners. In recognition of their role in the Company's success, we cultivate a supportive culture that acknowledges employees' needs, rewards their hard work, and affords exceptional opportunities for them to advance and excel.

Regency's value creation efforts for employees begin with establishing the right team to sustain our achievements, providing competitive compensation to motivate our people, and maintaining a successful company where our professionals can further their careers. In selecting the right team, we utilize rigorous hiring standards and practices to identify and retain the "best-in-market" high-performance individuals with market knowledge and professional expertise to advance the Company's business success. These people have outstanding core competencies, including results orientation and customer focus, and core values that range from integrity to trustworthiness. We also offer "pay for performance" programs, which recognize outstanding contributions through cash bonuses, profit sharing and stock awards. By directly linking high performance levels with financial rewards, Regency drives value for employees and shareholders alike.

Another way that we foster the right environment and culture is by encouraging employees to volunteer in their own communities. Our people support such organizations as Habitat for Humanity, United Way, YMCA, and a wide range of local programs that help drive employee satisfaction and increase employee pride about working at Regency Centers.

Regency's efforts to create value for employees have been highly effective. A recent survey indicated that our employees recognize that we have a steady, long-term strategy that calls for the Company to perform consistently well—a factor that has inspired feelings of confidence, clarity of purpose and job security. The survey also confirmed that our team is proud of the high quality of our retail customers and others with whom we conduct business. Finally, the survey found that our employees view Regency's culture as one that inspires their loyalty, keeps them engaged, and encourages them to remain at the Company.

Regency's 387 employees are crucial contributors to our value creation efforts for shareholders, retail customers and partners.



Walgreens ◦ Kroger ◦ GNC


SAFEWAY

Ralph's ◦ Blockbuster ◦ Bank of America


Dominick's



Regency's compensation policies directly link high performance levels with financial rewards, thereby driving value for employees and shareholders.

Describing how Regency creates value for employees is simple, but quantifying our success is more complex. In 2002, we commissioned a study that examined employees' perceptions regarding Regency's management practices, employment policies and work environment. The survey showed that 90 percent of employees were proud to work for Regency, 87 percent had confidence in Company leadership, and 86 percent understood how their jobs add value. Responses regarding leadership, culture and best practices earned Regency certification as an Employer of Choice℠, the first time a REIT has ever won such a designation.



Other Markets

- Centerplace of Greeley — 148,110
  - Safeway, Target, Ross Dress For Less
- New Windsor Marketplace — 94,950
  - King Soopers
- Redlands Marketplace — 14,659
  - Albertsons

DELAWARE

- Pike Creek — 229,510
  - Acme Markets, Eckerd, Kmart

FLORIDA

Jacksonville/North Florida

- Anastasia Plaza* — 102,342
  - Publix
- Bolton Plaza — 172,938
  - Wal-Mart
- Carriage Gate — 76,833
  - TJ Maxx
- Courtyard Shopping Center — 137,256
  - Albertsons, Target
- Fleming Island — 136,662
  - Publix, Stein Mart
- Highlands Square — 272,554
  - Publix, Winn-Dixie, Eckerd
- Julington Village* — 81,821
  - Publix
- Lynnhaven Shopping Center — 63,871
  - Publix
- Millhopper Shopping Center — 84,065
  - Publix, Eckerd
- Newberry Square — 180,524
  - Publix, Kmart
- Ocala Corners — 86,772
  - Publix
- Old St. Augustine Plaza — 175,459
  - Publix, Eckerd
- Palm Harbour Shopping Village — 172,758
  - Publix, Eckerd
- Pine Tree Plaza — 60,787
  - Publix
- Regency Court — 218,648
  - CompUSA, Office Depot
- Vineyard Shopping Center — 62,821
  - Publix



Tampa/Orlando

- Beneva Village Shops — 141,532
  - Publix, Walgreens
- Bloomingdale Square — 267,935
  - Publix, Wal-Mart, Bealls
- Center of Seven Springs — 162,580
  - Winn-Dixie
- East Towne Shopping Center — 69,841
  - Publix
- Kings Crossing* — 75,020
  - Publix
- Mainstreet Square — 107,134
  - Winn-Dixie, Walgreens
- Mariner's Village — 117,690
  - Winn-Dixie, Walgreens
- Marketplace—St. Petersburg — 90,296
  - Publix
- Peachland Promenade — 82,082
  - Publix
- Regency Square — 349,848
  - TJ Maxx, Staples, Michaels, Marshalls
- Regency Village* — 83,170
  - Publix
- Terrace Walk — 50,936
  - Hillsborough Kids
- Town Square — 44,679
  - Petco, Pier 1 Imports
- University Collections — 106,899
  - Kash n' Karry, Eckerd
- Village Center-Tampa — 181,110
  - Publix, Walgreens, Stein Mart



- Willa Springs — 83,730
  - Publix



West Palm Beach/Treasure Coast

- Boynton Lakes Plaza — 130,924
  - Winn-Dixie
- Chasewood Plaza — 141,178
  - Publix, Bealls
- East Port Plaza — 235,842
  - Publix, Walgreens
- Martin Downs Village Center — 121,946
  - Bealls, Coastal Care
- Martin Downs Village Shoppes — 49,773
  - Walgreens
- Ocean Breeze — 108,209
  - Publix
- Shops of San Marco* — 91,538
  - Publix
- Tequesta Shoppes — 109,937
  - Publix
- Town Center at Martin Downs — 64,546
  - Publix
- Wellington Town Square — 105,150
  - Publix, Eckerd


SUBWAY

Miami/Ft. Lauderdale

- Aventura Shopping Center — 102,876
  - Publix, Eckerd
- Berkshire Commons — 106,354
  - Publix, Walgreens
- Garden Square — 90,258
  - Publix, Eckerd
- Palm Trails Plaza — 76,067
  - Winn-Dixie
- Shoppes at 104* — 108,190
  - Winn-Dixie
- Pebblebrooke Plaza* — 76,767
  - Publix
- University Marketplace — 129,121
  - Albertsons
- Welleby Plaza — 109,949
  - Publix

Ft. Myers/Cape Coral

- Grande Oaks — 78,784
  - Publix

GEORGIA

Atlanta

- Ashford Place — 53,450
  - Pier 1 Imports
- Briarcliff LaVista — 39,203
  - Michaels
- Briarcliff Village — 187,156
  - Publix, TJ Maxx, Office Depot, Petco
- Buckhead Court — 55,229
  - Australian Body Works, Outback Steakhouse
- Cambridge Square — 77,629
  - Kroger
- Cromwell Square — 70,282
  - CVS/Pharmacy, Havertys Furniture
- Cumming 400 — 126,900
  - Publix, Big Lots
- Delk Spectrum — 100,880
  - Publix
- Dunwoody Hall — 89,511
  - Publix, Eckerd
- Dunwoody Village — 120,597
  - Fresh Market, Walgreens
- Killian Hill Market — 113,227
  - Publix
- Loehmann's Plaza — 137,601
  - Loehmann's, Eckerd
- Lovejoy Station* — 77,336
  - Publix
- Memorial Bend — 177,283
  - Publix, TJ Maxx



ALABAMA

Birmingham
- Southgate Village 75,392
  - Publix, Rite Aid
- Trace Crossing 74,130
  - Publix
- Villages of Trussville 59,281
  - Bruno's Food Fair, CVS/Pharmacy
- Valleydale Shopping Center 118,466
  - Publix



Montgomery
- Country Club Centre 67,622
  - Winn-Dixie, Rite Aid

Other Markets
- Bonner's Point 87,282
  - Winn-Dixie, Wal-Mart
- The Marketplace 162,723
  - Winn-Dixie, Wal-Mart

ARIZONA

Phoenix
- Carefree Marketplace 24,697
  - Fry's Food
- Palm Valley Marketplace* 107,630
  - Safeway
- Paseo Village 92,399
  - ABCO, Walgreens
- Pima Crossing 236,539
  - Stein Mart, Pier 1 Imports
- Stonebridge Center 30,235
  - Safeway
- The Provinces Shopping Center 34,201
  - Safeway

CALIFORNIA

Southern California
- Amerige Heights Town Center 96,679
  - Albertsons, Target
- Campus Marketplace* 144,288
  - Ralphs, Longs Drugs
- Costa Verde 178,621
  - Albertsons, Bookstar
- El Camino Shopping Center 135,883
  - Vons, Sav-On Drugs
- El Norte Parkway Plaza 87,990
  - Vons
- Friars Mission 146,898
  - Ralphs, Longs Drugs
- Garden Village* 112,957
  - Albertsons, Rite Aid
- Gelson's Westlake 82,315
  - Gelson's
- Heritage Plaza 231,102
  - Ralphs, Sav-On Drugs, Ace Hardware
- Morningside Plaza 91,600
  - Stater Bros.
- Newland Center 166,492
  - Albertsons
- Oakbrook Plaza 83,279
  - Albertsons, Longs Drugs
- Park Plaza* 193,529
  - Vons, Sav-On Drugs
- Plaza Hermosa 94,940
  - Vons, Sav-On Drugs
- Rona Plaza 51,754
  - Food 4 Less
- Santa Ana Downtown Plaza 100,305
  - Food 4 Less
- Seal Beach* 85,910
  - Pavilions, Sav-On Drugs
- Twin Peaks 198,139
  - Albertsons, Target
- Valencia Crossroads 179,227
  - Kohl's





- Ventura Village 76,070
  - Vons
- Vista Village 129,520
  - Krikorian Theatres
- Westlake Village Plaza & Center 190,525
  - Vons, Longs Drugs
- Westridge Center 87,284
  - Albertsons
- Woodman-Van Nuys 107,614
  - Gigante



Northern California
- Blossom Valley 93,314
  - Safeway, Longs Drugs
- Corral Hollow* 168,238
  - Safeway, Longs Drugs
- Country Club Village 111,251
  - Ralphs, Longs Drugs
- Diablo Plaza 63,214
  - Safeway, Longs Drugs
- El Cerrito Plaza 254,840
  - Albertsons, Trader Joe's, Longs Drugs
- Encina Grande 102,499
  - Safeway, Walgreens
- Gilroy Crossing 123,709
  - Kohl's, Ross Dress For Less, Michaels
- Loehmann's Plaza Shopping Center 113,310
  - Safeway, Longs Drugs, Loehmann's
- Powell Street Plaza 165,920
  - Trader Joe's, Ross Dress For Less, Circuit City
- Prairie City Crossing 82,503
  - Safeway
- San Leandro Plaza 50,432
  - Safeway
- Sequoia Station 103,148
  - Safeway, Longs Drugs, Old Navy
- Slatten Ranch* 220,162
  - Target, Mervyn's
- Strawflower Village 78,827
  - Safeway, Longs Drugs
- Tassajara Crossing 146,188
  - Safeway, Longs Drugs
- West Park Plaza 88,103
  - Safeway, Rite Aid
- Woodside Central 80,591
  - Marshalls, Discovery Zone


BARNES&NOBLE
BOOKSELLERS

COLORADO

Colorado Springs
- Cheyenne Meadows* 89,893
  - King Soopers
- Jackson Creek 85,263
  - King Soopers
- Woodmen Plaza 104,558
  - King Soopers

Denver
- Boulevard Center 88,511
  - Safeway
- Buckley Square 111,146
  - King Soopers, True Value Hardware
- Crossroads Commons* 144,288
  - Whole Foods, Barnes & Noble, Mann Theaters
- Hilltop Village 99,836
  - King Soopers
- Leetsdale Marketplace 119,916
  - Safeway
- Littleton Square 94,257
  - King Soopers, Walgreens
- Lloyd King Center 83,326
  - King Soopers
- Stroh Ranch 93,436
  - King Soopers
- Willow Creek Center* 166,421
  - Safeway



Seattle
Portland
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
IDAHO
WYOMING
Sacramento
NEVADA
San Francisco
NEBRASKA
Denver
UTAH
Colorado Springs
KANSAS
OKLAHOMA
Los Angeles
Orange County
San Diego
Phoenix
NEW MEXICO
Dallas/Fort Worth
Austin
Pacific Ocean
MEXICO


MINNESOTA
WISCONSIN
IOWA
MAINE
VERMONT
NEW HAMPSHIRE
NEW YORK
Detroit
Chicago
Philadelphia
Columbus
Washington, D.C.
Cincinnati
St. Louis
Raleigh/Durham
Nashville
Charlotte
Birmingham
Atlanta
Charleston
ARKANSAS
MISSISSIPPI
Montgomery
LOUISIANA
Tallahassee
Jacksonville
Houston
Orlando
Tampa
W. Palm Beach
Naples
Miami
LEGEND
Corporate Headquarters
Regency Centers' Market Office
Regency Centers' Property

TENNESSEE

Nashville

Property	Square Footage
Harpeth Village Publix	70,091
Nashboro Village Kroger	86,811
Northlake Village Kroger, CVS/Pharmacy, Petco	151,629
Peartree Village Harris Teeter, Eckerd, Office Max	114,795

TEXAS

Austin

Property	Square Footage
Hancock Center H-E-B, Sears, Old Navy, Petco	410,438
Market at Round Rock Albertsons	123,347
North Hills Town Center H-E-B	144,019



Dallas/Ft. Worth

Property	Square Footage
Arapaho Village Tom Thumb	103,033
Bethany Park Place Kroger	74,067
Casa Linda Plaza Albertsons, Petco	324,639
Cooper Street Circuit City, Office Max, Home Depot	133,196
Creekside Plaza* Kroger	96,816
Hebron Parkway Plaza* Albertsons	46,800
Hillcrest Village Blockbuster Video	14,530
Keller Town Center Tom Thumb	114,937
Legacy Center Albertsons	56,802
MacArthur Park Phase II* Kroger, Linens 'n Things, Barnes & Noble	198,443
Main Street Center Albertsons	32,680
Market at Preston Forest Tom Thumb, Petco	90,171
Matlock Center Wal-Mart Neighborhood Market	40,139
Mills Pointe Tom Thumb	126,186
Mockingbird Commons Tom Thumb	121,564
Northview Plaza Kroger	116,016
Overton Park Plaza* Albertsons, Home Depot, Circuit City, TJ Maxx	350,856
Preston Park Village Tom Thumb, Williams-Sonoma, Gap	273,396
Prestonbrook Crossing Kroger	91,274
Prestonwood Park Albertsons	101,024
Rockwall Town Center Tom Thumb	65,644
Shiloh Springs Kroger	110,040
Southlake—Village Center* Kroger	118,092
Southpark Shopping Center Albertsons, Bealls	146,758
Trophy Club Plaza Tom Thumb	106,607
Valley Ranch Centre Tom Thumb	117,187

Houston

Property	Square Footage
Alden Bridge Kroger, Walgreens	138,952
Atascocita Center Kroger	94,180
Champion Forest Randalls Food, Eckerd	115,247
Cochran's Crossing Kroger, Eckerd	138,192
Coles Center Randalls Food	42,063
Fort Bend Marketplace Kroger	30,158
Indian Springs Center* H-E-B	135,977
Kleinwood Center H-E-B, Walgreens	152,959
Panther Creek Randalls Food, Eckerd	164,080
Sterling Ridge Kroger, Eckerd	128,643
Sweetwater Plaza* Kroger, Walgreens	134,045

VIRGINIA

Washington D.C.

Property	Square Footage
Ashburn Farm Market Center Giant	92,019
Cheshire Station Safeway, Petco	97,249
Somerset Shopping Center Shoppers Food Warehouse	108,400
Tall Oaks Village Center Giant	69,331
Village Center at Dulles* Shoppers Food Warehouse, CVS/Pharmacy, Petco	308,473

Other Markets

Property	Square Footage
Brookville Plaza* Kroger	63,664
Statler Square Kroger, CVS/Pharmacy	133,660

WASHINGTON

Seattle

Property	Square Footage
Cascade Plaza* Safeway, Longs Drugs, Ross Dress For Less	217,657
Inglewood Plaza Radio Shack, Great Clips	17,253
James Center* Fred Meyer, Rite Aid	140,240
Pine Lake Village Quality Food Centers, Rite Aid	102,953
Sammamish Highlands Safeway, Bartell Drugs	101,289
South Point Plaza Cost Cutter Foods, Rite Aid	190,355
Southcenter Target	58,282
Thomas Lake Center Albertsons, Rite Aid	103,872

Vancouver

Property	Square Footage
Padden Parkway Albertsons	54,473

All numbers represent center square footage.
*Indicates joint venture property

Portfolio list does not include single-tenant properties.


MAIL BOXES
ETC. USA



Orchard Square* 93,222
Publix
Paces Ferry Plaza 61,696
Blockbuster Video, Houston's
Powers Ferry Square 97,704
CVS/Pharmacy
Powers Ferry Village 78,995
Publix, CVS/Pharmacy
Rivermont Station 90,267
Kroger, CVS/Pharmacy
Roswell Village* 145,334
Publix, Eckerd
Russell Ridge 98,558
Kroger
Sandy Plains Village 175,035
Kroger, Stein Mart


RadioShack

Other Markets
LaGrange Marketplace 76,327
Winn-Dixie, Eckerd
Parkway Station 94,290
Kroger

ILLINOIS

Chicago
Hinsdale Lake Commons 178,975
Dominick's, Ace Hardware
Westbrook Commons 121,502
Dominick's, Walgreens

KENTUCKY

Franklin Square 205,307
Kroger, Rite Aid, JC Penney, Office Depot
Silverlake Shopping Center* 99,352
Kroger

MICHIGAN

Fenton Marketplace 97,224
Farmer Jack, Michaels
Lakeshore Shopping Center 85,940
Kroger, Rite Aid
Waterford Towne Center 96,101
Kroger

MISSOURI

St. Ann Square 82,498
Bally Total Fitness

NEW JERSEY

Echelon Village Plaza 88,993
Genuardi's

NORTH CAROLINA

Asheville
Oakley Plaza* 118,728
BI-LO, CVS/Pharmacy, Baby Superstore

Charlotte
Carmel Commons 132,651
Fresh Market, Eckerd
Union Square 97,191
Harris Teeter, CVS/Pharmacy


Curves

Greensboro
Kernersville Marketplace 72,590
Harris Teeter
Sedgefield Village 56,630
Food Lion

Raleigh/Durham
Bent Tree Plaza 79,503
Kroger
Garner Town Square 221,576
Kroger, Target, Office Max, Home Depot
Glenwood Village 42,864
Harris Teeter

Lake Pine Plaza 87,691
Kroger
Maynard Crossing 122,814
Kroger
Southpoint Crossing 103,128
Kroger
Woodcroft Shopping Center 89,835
Food Lion, True Value

OHIO

Cincinnati
Beckett Commons 121,497
Kroger, Stein Mart
Cherry Grove 195,497
Kroger, TJ Maxx
Hyde Park Plaza 397,893
Kroger, Thriftway, Walgreens, Michaels
Regency Milford Center 108,903
Kroger
Shoppes of Mason 80,800
Kroger
Westchester Plaza 88,181
Kroger



Columbus
East Pointe Crossing 86,524
Kroger
Kingsdale Shopping Center 270,470
Big Bear, Stein Mart
Kroger New Albany Center* 91,722
Kroger
North Gate Plaza 85,100
Kroger
Park Place 106,833
Big Bear
Windmiller Plaza 120,509
Kroger, Sears Homelife
Worthington Park Centre 93,095
Kroger

Toledo
Cherry Street Center 54,660
Farmer Jack

OREGON

Portland
Cherry Park Market 113,518
Safeway
Murrayhill Marketplace 149,214
Safeway
Hillsboro Market Center 67,240
Albertsons
Hillsboro Market Center Phase II 83,116
Marshalls, PetsMart
Sherwood Crossroads 88,489
Safeway
Sherwood Market Center 124,256
Albertsons
Sunnyside 205 53,094
Coldwell Banker, Kinko's
Walker Center 89,609
Sportmart
West Hills 53,579
Quality Food Centers



SOUTH CAROLINA

Merchant's Village* 79,724
Publix
Murray Landing 64,041
Publix
Pelham Commons 76,271
Publix
Queensborough* 82,333
Publix
Rosewood Shopping Center 36,887
Publix

Regency Centers' Headquarters and Market Offices

Headquarters

Jacksonville
121 W. Forsyth Street, Suite 200
Jacksonville, Florida 32202
Phone: 904-598-7000 or 800-950-6333
Fax: 904-634-3428

Market Offices

Atlanta
1708 Peachtree Street, Suite 425
Atlanta, Georgia 30309
Phone: 404-575-3200 or 800-398-8901
Fax: 404-875-2217

Chicago
One Tower Lane, Suite 360
Oakbrook Terrace, Illinois 60181
Phone: 630-571-4220
Fax: 630-571-4262

Cincinnati
4380 Malsbary Road, Suite 500
Cincinnati, Ohio 45242
Phone: 513-686-1600 or 800-877-5776
Fax: 513-891-2467

Dallas
8140 Walnut Hill Lane, Suite 400
Dallas, Texas 75231
Phone: 214-706-2500 or 800-225-4646
Fax: 214-696-9512

Denver
1873 South Bellaire Street, Suite 600
Denver, Colorado 80222
Phone: 303-300-5300 or 888-920-9500
Fax: 303-691-6905

Houston
3700 Buffalo Speedway, Suite 840
Houston, Texas 77098
Phone: 713-599-3500
Fax: 713-877-8999

Los Angeles
555 South Flower Street, Suite 3500
Los Angeles, California 90071
Phone: 213-553-2200 or 888-705-3092
Fax: 213-624-2280

Orange County
14200 Culver Drive, Suite S
Irvine, California 92604
Phone: 949-726-6000 or 888-705-3905
Fax: 949-653-9515

Palm Beach
6240 West Indiantown Road, Suite 8
Jupiter, Florida 33458
Phone: 561-741-4500 or 800-905-1187
Fax: 561-748-0280

Philadelphia
150 Monument Road, Suite 406
Bala Cynwyd, Pennsylvania 19004
Phone: 610-747-1200 or 866-256-2058
Fax: 610-664-1098

Portland
4000 S.W. Kruse Way Place,
Bldg. 1, Suite 130
Lake Oswego, Oregon 97035
Phone: 503-534-5200 or 800-465-4558
Fax: 503-675-7600

Raleigh
101 Maynard Crossing Court
Cary, North Carolina 27513
Phone: 919-466-1500 or 888-468-9800
Fax: 919-469-9883

San Diego
265 Santa Helena, Suite 211
Solana Beach, California 92075
Phone: 858-847-4600 or 888-458-9270
Fax: 858-350-1669

San Francisco
1850 Mt. Diablo Boulevard, Suite 225
Walnut Creek, California 94596
Phone: 925-279-1760 or 800-797-7348
Fax: 925-935-5902

Seattle
1601 114th Avenue S.E., Suite 135
Bellevue, Washington 98004
Phone: 425-709-7960 or 888-705-3648
Fax: 425-450-9744

St. Louis
16640 Chesterfield Grove Road, Suite 170
Chesterfield, Missouri 63005
Phone: 636-728-2700 or 800-727-0402
Fax: 636-519-9738

Tampa
2488 West Brandon Boulevard
Brandon, Florida 33511
Phone: 813-651-4800 or 800-995-6529
Fax: 813-684-3978

Washington, D.C.
8618 Westwood Center Drive
Vienna, Virginia 22182
Phone: 703-442-4300
Fax: 703-288-4260

Regency Centers Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, the following information contains forward-looking statements under the federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which Regency operates, and management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, changes in national and local economic conditions; financial difficulties of tenants; competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels; changes in expected leasing activity and market rents; timing of acquisitions, development starts and sales of properties and out-parcels; weather; the ability to obtain governmental approvals; and meeting development schedules.

The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto of Regency Centers Corporation ("Regency" or "Company") appearing elsewhere in the Annual Report.

Organization

Regency is a qualified real estate investment trust ("REIT"), which began operations in 1993. We invest in retail shopping centers through our partnership interest in Regency Centers, L.P., ("RCLP") an operating partnership in which Regency currently owns approximately 98% of the outstanding common partnership units ("Common Units"). Regency's acquisition, development, operations and financing activities, including the issuance of Common Units or Cumulative Redeemable Preferred Units ("Preferred Units"), are generally executed by RCLP.

Shopping Center Business

We are a national owner, operator and developer of grocery-anchored neighborhood retail shopping centers. A list of our shopping centers including those partially owned through joint ventures, summarized by state and in order of largest holdings, including their gross leasable areas (GLA) follows:

	December 31, 2002			December 31, 2001		
Location	# Properties	GLA	% Leased*	# Properties	GLA	% Leased*
Florida	53	6,193,550	91.9%	56	6,535,254	92.0%
California	43	5,125,030	99.1%	39	4,879,051	98.8%
Texas	40	5,123,197	93.6%	36	4,579,263	92.8%
Georgia	24	2,437,712	93.9%	26	2,556,471	93.3%
Ohio	14	1,901,684	91.4%	14	1,870,079	93.5%
Colorado	15	1,538,570	98.0%	12	1,188,480	99.2%
North Carolina	12	1,225,201	97.6%	13	1,302,751	98.1%
Washington	9	986,374	98.9%	9	1,095,457	98.1%
Virginia	7	872,796	96.8%	6	408,368	97.6%
Oregon	9	822,115	93.7%	8	740,095	93.2%
Alabama	7	644,896	94.3%	7	665,440	95.3%
Arizona	6	525,701	96.3%	9	627,612	98.6%
Tennessee	6	444,234	95.3%	10	493,860	99.4%
South Carolina	5	339,256	99.1%	5	241,541	100.0%
Kentucky	2	304,659	96.6%	5	321,689	94.2%
Illinois	2	300,477	96.1%	2	300,162	91.6%
Michigan	3	279,265	92.6%	3	275,085	89.5%
Delaware	2	240,418	99.0%	2	240,418	99.3%
New Jersey	1	88,993	—	3	112,640	100.0%
Missouri	1	82,498	92.9%	2	370,176	92.9%
Pennsylvania	1	6,000	100.0%	1	6,000	100.0%
Mississippi	—	—	—	2	185,061	98.3%
Wyoming	—	—	—	1	87,777	100.0%
Maryland	—	—	—	1	6,763	—
Total	262	29,482,626	94.8%	272	29,089,493	94.9%

* *Excludes pre-stabilized properties under development*

We are focused on building a portfolio of grocery-anchored neighborhood shopping centers that are positioned to withstand adverse economic conditions by providing consumers with convenient shopping for daily necessities and adjacent local tenants with foot traffic. Regency's current investment markets are stable, and we expect to realize growth in net income as a result of increasing occupancy in the portfolio, increasing rental rates, development and acquisition of shopping centers in targeted markets, and redevelopment of existing shopping centers.

The following table summarizes the four largest grocery tenants occupying our shopping centers, including those partially owned through joint ventures at December 31, 2002:

Grocery Anchor	Number of Stores[a]	Percentage of Company-owned GLA	Percentage of Annualized Base Rent	Average Remaining Lease Term
Kroger	61	11.8%	8.8%	16 years
Publix	53	8.3%	5.9%	14 years
Safeway	46	5.9%	4.5%	12 years
Albertsons	24	2.9%	2.5%	16 years

(a) Includes grocery-tenant-owned stores

On January 22, 2002, Kmart Corporation, a tenant in four of our shopping centers, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11 bankruptcy protection, Kmart has the ability to reject pre-petition lease agreements and cease paying rent. Kmart rejected two leases representing $942,000 of annual base rent and closed both stores. We have two other leases with Kmart representing $883,000 of annual base rent. Both of these stores are open and operating, however, we have no assurance that Kmart will be able to continue rental payments on these two stores in the future.

As a result of the Kmart store closing at one of our shopping centers, combined with an earlier closing of an adjacent Winn-Dixie grocery store, we determined that the value of this shopping center had been permanently impaired. As a result, we recorded a provision for loss on operating properties of $2.4 million during 2002.

Acquisition and Development of Shopping Centers

We have implemented a growth strategy dedicated to developing and acquiring high-quality shopping centers. Our development program makes a significant contribution to our overall growth. Development is customer-driven, meaning we generally have an executed lease from the grocery anchor before we begin construction. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with 20-year leases from the grocer anchors, and produce either attractive returns on invested capital or profits from sale. This development process can require 12 to 36 months from initial land or redevelopment acquisition through construction, lease-up and stabilization, depending upon the size and type of project. Generally, anchor tenants begin operating their stores prior to construction completion of the entire center, resulting in rental income during the development phase.

During 2002, we acquired the land and began development on 21 new projects representing estimated total costs at completion of $335 million, compared with starting 11 new projects during 2001 with estimated costs at completion of $156 million. At December 31, 2002, we had 34 projects under construction or undergoing major renovations, which, when completed, are expected to represent an investment of $635.8 million before the estimated reimbursement of certain tenant-related costs and projected sales proceeds from adjacent land and out-parcels of $131 million. Costs necessary to complete these developments will be $326 million, are generally already committed as part of existing construction contracts, and will be expended through 2005. These developments are approximately 49% completed and 64% pre-leased.

Regency has a 20% equity interest in and serves as property manager for Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with the Oregon State Treasury that was formed for the purpose of investing in retail shopping centers. During 2002, Columbia acquired a shopping center from the Company for $19.5 million, for which the Company received net proceeds of $17.5 million. At December 31, 2002, Columbia owned 12 shopping centers with a net book value of $284.9 million.

Regency has a 25% equity interest in and serves as property manager for Macquarie CountryWide-Regency, LLC, ("MCWR") a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. During 2002, MCWR acquired 11 shopping centers from the Company for $145.2 million, for which the Company received net proceeds of $94.9 million and a note receivable of $25.1 million. MCWR is currently in the process of placing third-party fixed-rate mortgages on the properties, the proceeds of which will be used to repay the note receivable. In January 2003, the note was reduced by $5.7 million, and we expect the balance of the note receivable to be repaid during 2003. The Company recognized gains on these sales of $11.1 million, which represents $5.3 million related to operating properties, recorded as a gain on the sale of operating properties, and $5.8 million related to development properties, recorded as service operations revenue. The recognition of gain is recorded on only that portion of the sale to MCWR not attributable to the Company's 25% joint venture interest. At December 31, 2002, MCWR owned 16 shopping centers with a net book value of $180.7 million.

Columbia and MCWR intend to continue to acquire retail shopping centers, some of which they may acquire directly from Regency. For those properties acquired from third parties, Regency is required to provide its pro rata share of the purchase price.

Liquidity and Capital Resources

We expect that the cash generated from revenues will provide the necessary funds on a short-term basis to pay our operating expenses, interest expense, scheduled principal payments on outstanding indebtedness, recurring capital expenditures necessary to maintain our shopping centers properly, and distributions to stock and unit holders. Net cash provided by operating activities was $173 million and $185.9 million for the years ended December 31, 2002 and 2001, respectively. During 2002 and 2001, respectively, we incurred capital expenditures of $18.5 million and $15.8 million to improve our shopping center portfolio, paid scheduled principal payments of $5.6 million and $6.1 million to our lenders, and paid dividends and distributions of $158.5 million and $154.4 million to our share and unit holders.

Although base rent is supported by long-term lease contracts, tenants who file bankruptcy have the right to cancel their leases and close the related stores. In the event that a tenant with a significant number of leases in our shopping centers files bankruptcy and cancels its leases, we could experience a significant reduction in our revenues. We are not currently aware of any current or pending bankruptcy of any of our tenants that would cause a significant reduction in our revenues, and no tenant represents more than 10% of our annual base-rental revenues.

We expect to meet long-term capital requirements for maturing debt, the acquisition of real estate, and the renovation or development of shopping centers from: (i) cash generated from operating activities after the payments described above, (ii) proceeds from the sale of real estate, (iii) joint venturing of real estate, (iv) increases in debt, and (v) equity raised in the private or public markets. Additionally, the Company has the right to call and repay outstanding preferred units five years after their issuance date, at the Company's discretion, which could begin during 2003. The sources of repaying preferred units would include those listed above.

Our commitment to maintaining a high-quality portfolio dictates that we continually assess the value of all of our properties and sell to third parties those operating properties that no longer meet our long-term investment standards. We may also sell a portion of an operating or development property to one of our joint ventures, which may provide Regency with a capital source for new development and acquisitions, as well as market-based fees that we may earn as the asset manager. By selling a property to a joint venture, Regency owns less than 100% of the property, generally 20% to 50%, and shares the risks and rewards of the property with its partner.

Proceeds from the sale or joint venturing of properties are included in net investing activities on the Consolidated Statement of Cash Flows. During 2002, net proceeds from the sale or joint venturing of real estate was $425 million, compared with $142 million during 2001, and were used primarily to reduce the balance of the unsecured line of credit (the "Line"). Net cash provided by investing activities was $110.6 million for the year ended December 31, 2002, and generally means that the net proceeds from the sale or joint venturing of real estate was greater than the cash invested in new acquisitions or developments. Net cash used in investing activities was $164.1 million for the year ended December 31, 2001 and generally means that cash invested in new acquisitions or developments was greater than the net proceeds from selling or joint venturing real estate. Net cash used in financing activities was $255 million and $94.9 million for the years ended December 31, 2002 and 2001.

Outstanding debt at December 31, 2002 and 2001 consists of the following (in thousands):

	2002	2001
Notes Payable:		
Fixed-rate mortgage loans	$ 229,551	240,091
Variable-rate mortgage loans	24,998	21,691
Fixed-rate unsecured loans	998,975	760,939
Total notes payable	1,253,524	1,022,721
Unsecured line of credit	80,000	374,000
Total	$1,333,524	1,396,721

Mortgage loans are secured by certain real estate properties, and may be prepaid, but could be subject to a yield-maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal, and mature over various terms through 2019. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 130 basis points to 175 basis points. Fixed interest rates on mortgage loans range from 6.64% to 9.5%.

Interest rates paid on the Line, which are based on LIBOR plus .85%, at December 31, 2002 and 2001 were 2.288% and 2.913%, respectively. The spread that we pay on the Line is dependent upon maintaining specific investment-grade ratings. We are also required to comply, and are in compliance, with certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the acquisition and development of real estate, but is also available for general working-capital purposes.

During 2002, the Company assumed debt with a fair value of $46.7 million related to the acquisition of five properties, which includes debt premiums of $2.7 million based upon above-market interest rates of the debt instruments. Debt premiums are being amortized over the terms of the related debt instruments.

On January 15, 2002, the Company completed a $250 million unsecured debt offering with an interest rate of 6.75%. These notes were priced at 99.85%, are due on January 15, 2012. We used the net proceeds of these offerings to reduce the balance of the Line. During 2001, the Company completed $240 million of unsecured debt offerings with an interest rate of 7.25% to 7.95% that are due in 2011. During 2000, the Company completed $160 million of unsecured debt offerings with an interest rate of 8% to 8.45%, which are due in 2010.

As of December 31, 2002, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term-Loan Maturities	Total Payments
2003	$ 5,084	22,864	28,226
2004 (includes the Line)	5,241	300,994	306,539
2005	4,045	147,742	152,131
2006	3,359	24,089	27,850
2007	2,768	25,696	28,902
Beyond Five years	19,176	766,287	783,697
Unamortized debt premiums	—	6,179	6,179
Total	$39,673	1,293,851	1,333,524

Unconsolidated partnerships and joint ventures in which we have an investment had notes and mortgage loans payable of $167.1 million at December 31, 2002, and the Company's proportionate share of these loans was $38.8 million.

RCLP has issued Preferred Units in various amounts since 1998, the net proceeds of which we used to reduce the balance of the Line. RCLP sold the issues primarily to institutional investors in private placements. The Preferred Units, which may be called by RCLP at par after certain dates ranging from 2003 to 2005, have no stated maturity or mandatory redemption, and they pay a cumulative, quarterly dividend at fixed rates ranging from 8.125% to 9.125%. At any time after 10 years from the date of issuance, the Preferred Units may be exchanged by the holders for Cumulative Redeemable Preferred Stock

("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into Regency common stock. At December 31, 2002 and 2001, the face value of Preferred Units issued was $384 million with an average fixed distribution rate of 8.72%.

We intend to continue growing our portfolio through acquisitions and developments, either directly or through our joint venture relationships. Because acquisition and development activities are discretionary in nature, they are not expected to burden the capital resources we have currently available for liquidity requirements. Regency expects that cash provided by operating activities, unused amounts available under the Line, and cash reserves are adequate to meet liquidity requirements.

Critical Accounting Policies and Estimates

Knowledge about our accounting policies is necessary for a complete understanding of our financial results, and discussions and analysis of these results. The preparation of our financial statements requires that we make certain estimates that impact the balance of assets and liabilities at a financial statement date and the reported amount of income and expenses during a financial reporting period. These accounting estimates are based upon our judgments and are considered to be critical because of their significance to the financial statements and the possibility that future events may differ from those judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. However, the amounts we may ultimately realize could differ from such estimates.

Capitalization of Costs—We have an investment services group with an established infrastructure that supports the due diligence, land acquisition, construction, leasing and accounting of our development properties. All direct and indirect costs related to these activities are capitalized. Included in these costs are interest and real estate taxes incurred during construction as well as estimates for the portion of internal costs that are incremental, and deemed directly or indirectly related to our development activity. If future accounting standards limit the amount of internal costs that may be capitalized, or if our development activity were to decline significantly without a proportionate decrease in internal costs, we could incur a significant increase in our operating expenses.

Valuation of Real Estate Investments—Our long-lived assets, primarily real estate held for investment, are carried at cost unless circumstances indicate that the carrying value of the assets may not be recoverable. We review long-lived assets for impairment whenever events or changes in circumstances indicate such an evaluation is warranted. The review involves a number of assumptions and estimates used in determining whether impairment exists. Depending on the asset, we use varying methods such as i) estimating future cash flows, ii) determining resale values by market, or iii) applying a capitalization rate to net operating income using prevailing rates in a given market. These methods of determining fair value can fluctuate up or down significantly as a result of a number of factors including changes in the general economy of those markets in which we operate, tenant credit quality, and demand for new retail stores. If we determine that impairment exists due to the inability to recover an asset's carrying value, a provision for loss is recorded to the extent that the carrying value exceeds estimated fair value.

Income Tax Status—The prevailing assumption underlying the operation of our business is that we will continue to operate so as to qualify as a REIT, defined under the Internal Revenue Code. Certain income and asset tests are required to be met on a periodic basis to ensure we continue to qualify as a REIT. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. As we evaluate each transaction entered into, we determine the impact that these transactions will have on our REIT status. Determining our taxable income, calculating distributions, and evaluating transactions requires us to make certain judgments and estimates as to the positions we take in our interpretation of the Internal Revenue Code. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, our positions are subject to change at a later date upon final determination by the taxing authorities.

Results from Operations

Comparison of 2002 to 2001

At December 31, 2002, we were operating or developing 262 shopping centers. We identify our shopping centers as either development properties or stabilized properties. Development properties are defined as properties that are in the construction and initial lease-up process that are not yet fully leased (fully leased generally means greater than 90% leased) and occupied. Stabilized properties are those properties that are generally greater than 90% leased and, if they were developed, are more than three years beyond their original development start date. At December 31, 2002, we had 228 stabilized shopping centers that were 94.8% leased.

Revenues increased $22.2 million, or 6%, to $380.2 million in 2002. This increase was due primarily to our realization of a full year of revenues from new 2001 developments and from growth in rental rates of the operating properties. In 2002, rental rates grew by 10.8% from renewal leases and new leases replacing previously occupied spaces in the stabilized properties. Minimum rent increased $24 million, or 10%, and recoveries from tenants increased $7.6 million, or 11%.

Service operations revenue includes management fees, commission income, and gains or losses from the sale of land and development properties without significant operations. Service operations revenue does not include gains or losses from the sale of non-development operating properties. The Company accounts for profit recognition on sales of real estate in accordance with Financial Accounting Standards Board ("FASB") Statement No. 66, "Accounting for Sales of Real Estate." Profits from sales of real estate will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

Service operations revenue decreased $11.2 million to $20.3 million in 2002, or 36%. The decrease was due primarily to the adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"), which requires $15.6 million of gains related to 2002 sales to be presented under discontinued operations.

Operating expenses increased $15.9 million, or 9%, to $184.3 million in 2002. Combined operating, maintenance, and real estate taxes increased $8.7 million, or 11%, during 2002 to $89.7 million. The increase was primarily due to new developments that incurred expenses for only a portion of the previous year, and general increases in operating expenses on the stabilized properties. General and administrative expenses were $22.6 million during 2002 compared with $20.6 million in 2001, or 10% higher, as a result of the Company opening several branch offices in new markets, and general salary and benefit increases. Depreciation and amortization increased $8 million during 2002 related to higher acquisition and development activity and the depreciation of operating properties classified as held for sale in 2001 that no longer met the criteria under Statement 144.

We review our real estate portfolio for impairment whenever events or changes in circumstances indicate that we may not be able to recover the carrying amount of an asset. Regency determines whether impairment has occurred by comparing the property's carrying value to an estimate of fair value based upon the methods described above in our Critical Accounting Policies. In the event the properties are impaired, we write down assets to fair value for "held-and-used" assets and fair value less costs to sell for "held-for-sale" assets. During 2002, we recorded a provision for loss of $4.4 million.

Net interest expense increased to $81.3 million in 2002 from $63.7 million in 2001, or 28%. The increase was primarily due to average outstanding debt balances during 2002 exceeding 2001 by $131 million and lower interest capitalization on new developments. Average interest rates on outstanding debt declined to 6.93% at December 31, 2002 from 7.27% at December 31, 2001.

Income from discontinued operations was $28.7 million in 2002 compared with $12.1 million in 2001, primarily due to $18.7 million in gains we recognized on the sale of operating properties and stabilized properties in our development portfolio. Operating income and gains on sales in discontinued operations are shown net of minority interest of exchangeable partnership units totaling $726,560 and $312,743 for the years ended December 31, 2002 and 2001, respectively.

Net income for common stockholders was $107.7 million in 2002 compared with $97.7 million in 2001, or a 10% increase. Diluted earnings per share were $1.84 in 2002 compared with $1.69 in 2001, or 9% higher as a result of the increase in net income.

Results from Operations

Comparison of 2001 to 2000

Revenues increased $21.6 million, or 6%, to $358 million in 2001. The increase was due primarily to our realization of a full year of revenues from new 2000 developments and from growth in rental rates at the operating properties. In 2001, rental rates grew by 10.5% from renewal leases and new leases replacing previously occupied spaces in the stabilized properties. Minimum rent increased $11.3 million, or 5%, and recoveries from tenants increased $5.2 million, or 8%. At December 31, 2001, we were operating or developing 272 shopping centers of which we had 231 stabilized shopping centers that were 94.9% leased. At December 31, 2000, these same stabilized properties were 95.4% leased.

Service operations revenue increased by $4.3 million to $31.5 million in 2001, or 16%. The increase was primarily due to a $12.4 million increase in gains from the sale of land and out-parcels, a $1.7 million increase in management fees primarily related to the Columbia and MCWR joint ventures, offset by a $9.8 million reduction in development profits. The reduction in development profits was a result of selling fewer developments during 2001 compared with 2000.

Operating expenses increased $15.2 million, or 10%, to $168.4 million in 2001. Combined operating, maintenance, and real estate taxes increased $5.2 million, or 7%, during 2001 to $81 million. The increase was primarily due to new developments that incurred expenses for only a portion of the previous year, and general increases in operating expenses on the stabilized properties. General and administrative expenses were $20.6 million during 2001 compared with $19.9 million in 2000, or 3% higher, as a result of general salary and benefit increases. Depreciation and amortization increased $6.9 million during 2001, or 12%, primarily due to developments that only operated for part of the year during 2000.

During 2001 and 2000, we recorded a provision for loss on operating properties held for sale of $1.6 million and $13 million, respectively. The provision in 2000 was directly related to an agreed-upon sale price associated with a contract for sale of seven shopping centers.

Interest expense decreased to $63.7 million in 2001 from $63.9 million in 2000. Regency had $1.4 billion and $1.3 billion of outstanding debt at December 31, 2001 and 2000, respectively. Average interest rates on outstanding debt declined to 7.27% at December 31, 2001 from 7.94% at December 31, 2000.

Preferred unit distributions increased $3.9 million to $33.5 million during 2001 as a result our issuance of preferred units in 2000.

Income from discontinued operations was $12.1 million in 2001, compared with $11.2 million in 2000. Operating income is shown net of minority interest of exchangeable partnership units totaling $312,743 and $315,129 for the years ended December 31, 2001 and 2000, respectively.

Net income for common stockholders was $97.7 million in 2001 compared with $84.8 million in 2000, or a 15% increase. Diluted earnings per share was $1.69 in 2001 compared with $1.49 in 2000, or 13% higher as a result of the increase in net income.

Stock Purchase Loans

In previous years, as part of our long-term incentive compensation plan, the Company structured stock purchase plans whereby executives could acquire common stock at fair market value by investing their own capital in combination with loans provided by Regency. These interest-bearing, full-recourse loans were secured by stock, which was held as collateral by Regency. As part of the executive's compensation program, the Company granted partial forgiveness of the unpaid principal balance based upon specified performance criteria and the passage of time. The Company ceased making these types of loans after 1998 and has not originated any new personal loans to our employees since that date. As of September 30, 2002, all participants agreed to repay the entire balance of their loans outstanding with a portion of the common shares held as collateral, valued at fair market value on that day. The Company, in return, granted the participants restricted stock and stock options that are intended to provide them with the same level of compensation benefits that they would have received under existing agreements for specified forgiveness amounts.

New Accounting Standards and Accounting Changes

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("Interpretation 46"), which is intended to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or variable interest entities, as defined in the Interpretation. Interpretation 46 will require that certain variable interest entities be consolidated into the majority variable interest holder's financial statements and is applicable immediately to all variable interest entities created after January 31, 2003, and as of the first interim period beginning after June 15, 2003 to those variable interest entities created before February 1, 2003. The Company has not yet completed its evaluation of the applicability of this Interpretation to its current structures, but does not believe its adoption will have a material effect on the financial statements.

In November 2002, FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," ("Interpretation 45") which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Company has adopted the disclosure requirements of Interpretation 45 and will apply the recognition and measurement provisions for all guarantees the Company entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement 148"). Statement 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of SFAS Statement No.123, "Accounting for Stock-Based Compensation" ("Statement 123"), to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for periods beginning after December 15, 2002. As permitted under Statement 123 and Statement 148, the Company will continue to follow the accounting guidelines pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for stock-based compensation and to furnish the pro forma disclosures as required under Statement 148.

In April 2002, the FASB issued SFAS Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145"). Statement 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("Statement 4"), which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of Statement 145, classification of these gains and losses will be evaluated under the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company elected to adopt the provisions related to the rescission of Statement 4 during the second quarter, and reported a gain on early extinguishment of debt totaling $2.4 million, which is included in other income on the accompanying statements of operations.

In July 2002, the FASB issued SFAS Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146"). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Statement 146 is effective for exit and disposal activities initiated after December 31, 2002. The Company has not initiated any such exit and disposal activities since the effective date and does not believe it will have a material effect on the financial statements.

Environmental Matters

Regency, like others in the commercial real estate industry, is subject to numerous environmental laws and regulations. The operation of dry cleaning plants at our shopping centers is the principal environmental concern. We believe that the tenants who operate these plants do so in accordance with current laws and regulations and have established procedures to monitor their operations. Additionally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers. Where available, we have applied and been accepted into state-sponsored environmental programs. We have a blanket environmental insurance policy that covers Regency against third-party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. We have also placed environmental insurance on specific properties with known contamination in order to mitigate Regency's environmental risk. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on Regency's financial position, liquidity, or operations.

Inflation

Inflation has remained relatively low and has had a minimal impact on the operating performance of our shopping centers; however, substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise; and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. In addition, many of our leases are for terms of less than 10 years, which permits us to seek increased rents upon re-rental at market rates. Most of our leases require tenants to pay their share of operating expenses, including common area maintenance, real estate taxes, and insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

Quantitative and Qualitative Disclosures About Market Risk

Regency is exposed to interest rate changes primarily as a result of the line of credit and long-term debt used to maintain liquidity, fund capital expenditures and expand Regency's real estate investment portfolio. Regency's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, Regency borrows primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. Regency has no plans to enter into derivative or interest rate transactions for speculative purposes.

Regency's interest rate risk is monitored using a variety of techniques. The table below presents the principal cash flows (in thousands), weighted average interest rates of remaining debt, and the fair value of total debt (in thousands), by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed rate debt	$18,223	210,962	151,787	27,448	28,464	785,463	1,222,347	1,254,501
Average interest rate for all debt	7.59%	7.62%	7.61%	7.62%	7.60%	7.63%	—	—
Variable rate LIBOR debt	$ 9,725	95,273	—	—	—	—	104,998	104,998
Average interest rate for all debt	2.66%	2.66%	—	—	—	—	—	—

As the table incorporates only those exposures that exist as of December 31, 2002, it does not consider those exposures or positions, which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented therein has limited predictive value. As a result, Regency's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, its hedging strategies at that time, and interest rates.

Independent Auditors' Report

The Shareholders and Board of Directors
Regency Centers Corporation:

We have audited the accompanying consolidated balance sheets of Regency Centers Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regency Centers Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(c) to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002.

KPMG LLP

Jacksonville, Florida
January 31, 2003

Regency Centers Corporation

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
ASSETS		
Real estate investments at cost (notes 4 and 9):		
Land	$ 715,255,513	600,081,672
Buildings and improvements	1,966,432,051	1,914,961,155
	2,681,687,564	2,515,042,827
Less: accumulated depreciation	244,595,928	202,325,324
	2,437,091,636	2,312,717,503
Properties in development	276,085,435	408,437,476
Operating properties held for sale	5,658,905	158,121,462
Investments in real estate partnerships (note 4)	125,482,151	75,229,636
Net real estate investments	2,844,318,127	2,954,506,077
Cash and cash equivalents	56,447,329	27,853,264
Notes receivable	56,630,876	32,504,941
Tenant receivables, net of allowance for uncollectible accounts of $4,258,891 and $4,980,335 at December 31, 2002 and 2001, respectively	47,983,160	47,723,145
Deferred costs, less accumulated amortization of $25,588,464 and $20,402,059 at December 31, 2002 and 2001, respectively	37,367,196	34,399,242
Other assets	19,112,148	12,327,567
	$3,061,858,836	3,109,314,236
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes payable (note 5)	$1,253,524,045	1,022,720,748
Unsecured line of credit (note 5)	80,000,000	374,000,000
Accounts payable and other liabilities	76,908,233	73,434,322
Tenants' security and escrow deposits	8,847,603	8,656,456
Total liabilities	1,419,279,881	1,478,811,526
Preferred units (note 6)	375,403,652	375,403,652
Exchangeable operating partnership units	30,629,974	32,108,191
Limited partners' interest in consolidated partnerships	14,825,256	3,940,011
Total minority interest	420,858,882	411,451,854
Stockholders' equity (notes 6, 7 and 8):		
Series 2 cumulative convertible preferred stock and paid in capital, $.01 par value per share: 1,502,532 shares authorized; 450,400 and 1,487,507 shares issued and outstanding at December 31, 2002 and 2001, respectively; liquidation preference $20.83 per share	10,505,591	34,696,112
Common stock $.01 par value per share: 150,000,000 shares authorized; 63,480,417 and 60,995,496 shares issued at December 31, 2002 and 2001, respectively	634,804	609,955
Treasury stock; 3,923,381 and 3,394,045 shares held at December 31, 2002 and 2001, respectively, at cost	(77,698,485)	(67,346,414)
Additional paid in capital	1,367,808,138	1,327,579,434
Distributions in excess of net income	(79,529,975)	(68,226,276)
Stock loans	—	(8,261,955)
Total stockholders' equity	1,221,720,073	1,219,050,856
Commitments and contingencies (notes 9 and 10)	$3,061,858,836	3,109,314,236

See accompanying notes to consolidated financial statements

Regency Centers Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
REVENUES:			
Minimum rent (note 9)	$271,690,493	247,675,325	236,355,805
Percentage rent	5,224,068	5,671,352	5,157,931
Recoveries from tenants	77,268,533	69,673,565	64,516,692
Service operations revenue	20,254,979	31,494,739	27,226,411
Equity in income of investments in real estate partnerships	5,764,909	3,439,397	3,138,553
Total revenues	380,202,982	357,954,378	336,395,392
OPERATING EXPENSES:			
Depreciation and amortization	70,442,817	62,435,315	55,536,587
Operating and maintenance	51,319,575	45,863,660	43,655,133
General and administrative	22,567,414	20,560,939	19,932,609
Real estate taxes	38,429,684	35,174,399	32,157,123
Other expenses	1,565,823	4,356,384	1,936,686
Total operating expenses	184,325,313	168,390,697	153,218,138
OTHER EXPENSE (INCOME):			
Interest expense, net of interest income of $2,334,329 $5,574,572 and $4,795,154 in 2002, 2001 and 2000, respectively	81,285,413	63,680,792	63,866,321
Gain on sale of operating properties	(5,266,765)	(699,376)	(4,506,982)
Provision for loss on operating and development properties	4,369,480	1,595,136	12,995,412
Other income (note 5)	(2,383,524)	—	—
Total other expense	78,004,604	64,576,552	72,354,751
Income before minority interests	117,873,065	124,987,129	110,822,503
Minority interest preferred unit distributions	(33,475,008)	(33,475,007)	(29,601,184)
Minority interest of exchangeable partnership units	(2,070,083)	(2,244,260)	(2,177,290)
Minority interest of limited partners	(492,137)	(721,090)	(2,631,721)
Income from continuing operations	81,835,837	88,546,772	76,412,308
Discontinued operations, net:			
Operating income from discontinued operations	9,984,841	12,117,435	11,198,524
Gain on sale of operating properties and properties in development	18,703,990	—	—
Income from discontinued operations	28,688,831	12,117,435	11,198,524
Net income	110,524,668	100,664,207	87,610,832
Preferred stock dividends	(2,858,204)	(2,965,099)	(2,817,228)
Net income for common stockholders	$107,666,464	97,699,108	84,793,604
Income per common share—Basic (note 7):			
Income from continuing operations	$ 1.36	1.49	1.30
Discontinued operations	$ 0.49	0.21	0.19
Net income for common stockholders per share	$ 1.85	1.70	1.49
Income per common share—Diluted (note 7):			
Income from continuing operations	$ 1.35	1.49	1.30
Discontinued operations	$ 0.49	0.20	0.19
Net income for common stockholders per share	$ 1.84	1.69	1.49

See accompanying notes to consolidated financial statements

Regency Centers Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001, and 2000

	Series 2 Preferred Stock	Common Stock	Treasury Stock	Additional Paid In Capital	Distributions in Excess of Net Income	Stock Loans	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 1999	$34,696,112	596,395	(54,536,612)	1,304,257,610	(26,779,538)	(10,984,792)	1,247,249,175
Common stock issued as compensation or purchased by directors or officers	—	2,226	—	4,791,861	—	—	4,794,087
Common stock redeemed under stock loans	—	(445)	(1,332,251)	(192,818)	—	1,455,276	(70,238)
Common stock issued for partnership units exchanged	—	4,138	—	9,807,737	—	—	9,811,875
Common stock issued to acquire real estate	—	35	—	88,889	—	—	88,924
Reallocation of minority interest	—	—	—	(1,085,106)	—	—	(1,085,106)
Repurchase of common stock (note 6)	—	—	(11,088,419)	—	—	—	(11,088,419)
Cash dividends declared:							
Common stock ($1.92 per share) and preferred stock	—	—	—	—	(111,896,164)	—	(111,896,164)
Net income	—	—	—	—	87,610,832	—	87,610,832
BALANCE AT DECEMBER 31, 2000	$34,696,112	602,349	(66,957,282)	1,317,668,173	(51,064,870)	(9,529,516)	1,225,414,966
Common stock issued as compensation or purchased by directors or officers	—	6,493	(51,027)	7,556,021	—	—	7,511,487
Common stock redeemed under stock loans	—	(102)	(182,741)	(278,563)	—	1,267,561	806,155
Common stock issued for partnership units exchanged	—	1,216	—	3,219,237	—	—	3,220,453
Common stock issued to acquire real estate	—	16	—	43,180	—	—	43,196
Reallocation of minority interest	—	—	—	(628,614)	—	—	(628,614)
Repurchase of common stock	—	(17)	(155,364)	—	—	—	(155,381)
Cash dividends declared:							
Common stock ($2.00 per share) and preferred stock	—	—	—	—	(117,825,613)	—	(117,825,613)
Net income	—	—	—	—	100,664,207	—	100,664,207
BALANCE AT DECEMBER 31, 2001	$34,696,112	609,955	(67,346,414)	1,327,579,434	(68,226,276)	(8,261,955)	1,219,050,856
Common stock issued as compensation or purchased by directors or officers	—	16,451	(42,769)	15,433,584	—	—	15,407,266
Common stock redeemed under stock loans	—	(2,455)	(7,584,302)	(418,935)	—	8,261,955	256,263
Common stock issued for partnership units exchanged	—	482	—	1,287,125	—	—	1,287,607
Common stock issued for preferred stock exchanged	(24,190,521)	10,371	—	24,180,150	—	—	—
Reallocation of minority interest	—	—	—	(253,220)	—	—	(253,220)
Repurchase of common stock	—	—	(2,725,000)	—	—	—	(2,725,000)
Cash dividends declared:							
Common stock ($2.04 per share) and preferred stock	—	—	—	—	(121,828,367)	—	(121,828,367)
Net income	—	—	—	—	110,524,668	—	110,524,668
BALANCE AT DECEMBER 31, 2002	$10,505,591	634,804	(77,698,485)	1,367,808,138	(79,529,975)	—	1,221,720,073

See accompanying notes to consolidated financial statements

Regency Centers Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 110,524,668	100,664,207	87,610,832
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74,379,661	67,505,587	59,430,262
Deferred loan cost and debt premium amortization	1,635,944	1,136,734	609,107
Stock based compensation	9,517,193	6,217,572	4,719,212
Minority interest preferred unit distribution	33,475,008	33,475,007	29,601,184
Minority interest of exchangeable operating partnership units	2,796,643	2,557,003	2,492,419
Minority interest of limited partners	492,137	721,090	2,631,721
Equity in income of investments in real estate partnerships	(5,764,909)	(3,439,397)	(3,138,553)
Gain on sale of operating properties	(24,444,444)	(699,376)	(4,506,982)
Provision for loss on operating and development properties	4,369,480	1,595,136	12,995,412
Other income	(2,383,524)	—	—
Distributions from operations of investments in real estate partnerships	5,522,475	1,801,340	—
Changes in assets and liabilities:			
Tenant receivables	(863,731)	(9,304,128)	(4,170,897)
Deferred leasing costs	(12,917,755)	(11,691,159)	(10,454,805)
Other assets	(8,206,803)	(4,213,411)	(4,732,220)
Tenants' security and escrow deposits	698,881	303,740	248,331
Accounts payable and other liabilities	(15,795,052)	(771,305)	5,196,868
Net cash provided by operating activities	173,035,872	185,858,640	178,531,891
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition and development of real estate	(301,813,396)	(332,702,732)	(432,545,686)
Proceeds from sale of real estate	425,419,173	142,016,541	165,926,227
Acquisition of partners' interest in investments in real estate partnerships, net of cash acquired	—	2,416,621	(1,402,371)
Investment in real estate partnerships	(46,018,670)	(45,562,955)	(66,890,477)
Capital improvements	(18,533,603)	(15,837,052)	(19,134,500)
Proceeds from sale of real estate partnerships	2,388,319	2,967,481	—
Repayment of notes receivable, net	37,363,312	67,582,696	15,673,125
Distributions received from investments in real estate partnerships	11,784,071	15,010,552	3,109,586
Net cash provided by (used in) investing activities	110,589,206	(164,108,848)	(335,264,096)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from common stock issuance	9,932,137	65,264	25,276
Repurchase of common stock	(2,725,000)	(155,381)	(11,088,419)
Purchase of limited partner's interest in consolidated partnership	—	—	(2,925,158)
Redemption of partnership units	(83,232)	(110,487)	(1,435,694)
Net distributions to limited partners in consolidated partnerships	(384,000)	(5,248,010)	(2,139,886)
Distributions to exchangeable operating partnership unit holders	(3,157,241)	(3,144,987)	(3,652,033)
Distributions to preferred unit holders	(33,475,008)	(33,475,007)	(29,601,184)
Dividends paid to common stockholders	(118,970,163)	(114,860,514)	(109,078,935)
Dividends paid to preferred stockholders	(2,858,204)	(2,965,099)	(2,817,228)
Net proceeds from fixed rate unsecured notes	249,625,000	239,582,400	159,728,500
(Additional costs) net proceeds from issuance of preferred units	—	(4,125)	91,591,503
(Repayment) proceeds of unsecured line of credit, net	(294,000,000)	(92,000,000)	218,820,690
Proceeds from notes payable	7,082,128	—	18,153,368
Repayment of notes payable	(58,306,361)	(67,273,620)	(112,669,554)
Scheduled principal payments	(5,629,822)	(6,146,318)	(6,230,191)
Deferred loan costs	(2,081,247)	(9,148,539)	(3,078,398)
Net cash (used in) provided by financing activities	(255,031,013)	(94,884,423)	203,602,657
Net increase (decrease) in cash and cash equivalents	28,594,065	(73,134,631)	46,870,452
Cash and cash equivalents at beginning of year	27,853,264	100,987,895	54,117,443
Cash and cash equivalents at end of year	$ 56,447,329	27,853,264	100,987,895

Regency Centers Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*
For the Years Ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Supplemental disclosure of cash flow information—cash paid for interest (net of capitalized interest of $13,752,848, $21,195,419 and $14,552,628 in 2002, 2001 and 2000, respectively)	$	74,213,519	67,546,988	66,261,518
Supplemental disclosure of non-cash transactions:				
Mortgage loans assumed for the acquisition of real estate	$	46,747,196	8,120,912	19,947,565
Notes receivable taken in connection with sales of operating properties and properties in development	$	61,489,247	33,663,744	66,423,893
Real estate contributed as investment in real estate partnerships	$	18,708,641	12,418,278	4,500,648
Real estate contributed from limited partners in consolidated partnerships	$	10,777,108	—	—
Mortgage debt assumed by purchaser on sale of real estate	$	4,569,703	—	—
Common stock redeemed to pay off stock loans	$	6,089,273	—	—
Exchangeable operating partnership units and common stock issued for the acquisition of partners' interest in investments in real estate partnerships	$	—	9,754,225	1,287,111
Exchangeable operating partnership units and common stock issued for investments in real estate partnerships	$	—	—	329,948
Exchangeable operating partnership units and common stock issued for the acquisition of real estate	$	—	—	103,885

See accompanying notes to consolidated financial statements

1. *Summary of Significant Accounting Policies*

(a) Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Regency Centers Corporation, its wholly-owned qualified REIT subsidiaries, and partnerships in which it has voting control (the "Company" or "Regency"). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company owns approximately 98% of the outstanding common units ("Units") of Regency Centers, L.P., ("RCLP"). Regency invests in real estate through its partnership interest in RCLP. All of the acquisition, development, operations and financing activity of Regency, including the issuance of Units or preferred units, are executed by RCLP. The equity interests of third parties held in RCLP and the majority owned or controlled partnerships are included in the consolidated financial statements as preferred or exchangeable operating partnership units and limited partners' interest in consolidated partnerships. The Company is a qualified real estate investment trust ("REIT"), which began operations in 1993 as Regency Realty Corporation. In February 2001, the Company changed its name to Regency Centers Corporation.

(b) Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables. Minimum rent has been adjusted to reflect the effects of recognizing rent on a straight-line basis.

Substantially all of the lease agreements contain provisions that provide additional rents based on tenants' sales volume (contingent or percentage rent) and reimbursement of the tenants' share of real estate taxes and certain common area maintenance ("CAM") costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements and recovery of real estate taxes and CAM costs are recognized when earned.

Service operations revenue includes management fees, commission income, and gains or losses from the sale of land and development properties without significant operations. Service operations revenue does not include gains or losses from the sale of operating properties. The Company accounts for profit recognition on sales of real estate in accordance with the Financial Accounting Standards Board ("FASB") Statement No. 66, "Accounting for Sales of Real Estate." In summary, profits from sales will not be recognized by the Company unless a sale has been consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

(c) Real Estate Investments

Land, buildings and improvements are recorded at cost. All direct and indirect costs related to development activities are capitalized. Included in these costs are interest and real estate taxes incurred during construction as well as estimates for the portion of internal costs that are incremental, and deemed directly or indirectly related to development activity. Maintenance and repairs that do not improve or extend the useful lives of the respective assets are reflected in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to forty years for buildings and improvements, term of lease for tenant improvements, and three to seven years for furniture and equipment.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). Prior to January 1, 2002, operating properties held for sale included properties that no longer met the Company's long-term investment standards, such as expected growth in revenue or market dominance. Once identified and marketed for sale, these properties were segregated on the balance sheet as operating properties held for sale. The Company also develops shopping centers and stand-alone retail stores for resale. Once completed, these developments were also included in operating properties held for sale.

As of December 31, 2001, $158 million of operating properties were classified as held for sale on the balance sheet. With the adoption of Statement 144, we determined that these assets did not meet the six criteria set forth in Statement 144 and recharacterized them as properties to be held and used. Subsequent to January 1, 2002, and in accordance with Statement 144, operating properties held for sale includes only those properties available for immediate sale in their present condition and for which management believes it is probable that a sale of the property will be completed within one year. Operating properties held for sale are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the period held for sale.

The Company reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Regency determines whether impairment has occurred by comparing the property's carrying value to an estimate of the future undiscounted cash flows. In the event impairment exists, assets are written down to fair value for held and used assets and fair value less costs to sell for held for sale assets. During 2002, the Company recorded a provision for impairment loss to its Retail segment of $2.5 million on an operating property as a result of a Kmart store closing combined with an earlier closing of an adjacent Winn-Dixie grocery store. During 2002, the Company also recorded a provision for impairment loss to its Service operations segment of $1.9 million related to adjusting four undeveloped parcels of land and a development property down to estimated fair value if sold. The fair values of the operating property and development properties were determined by using prices for similar assets in their respective markets.

The Company's properties have operations and cash flows that can be clearly distinguished from the rest of the Company. Beginning in 2002, in accordance with Statement 144, the operations and gains on sales reported in discontinued operations include those operating properties and properties in development for which operations and cash flows can be clearly distinguished. The operations from these properties have been eliminated from ongoing operations and the Company will not have continuing involvement after disposition. Prior periods have been restated to reflect the operations of these properties as discontinued operations. The operations and gains on sales of operating properties sold to real estate partnerships in which the Company has some continuing involvement are reported as income from continuing operations.

(d) Income Taxes

The Company believes it qualifies, and intends to continue to qualify, as a REIT under the Internal Revenue Code (the "Code"). As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of dividends to stockholders, differs from net income reported for financial reporting purposes primarily because of differences in depreciable lives and cost bases of the shopping centers, as well as, other timing differences.

Regency Realty Group, Inc., ("RRG"), a wholly-owned subsidiary of the Company is subject to federal and state income taxes and files separate tax returns. RRG recognized a (benefit) provision for federal income taxes of ($391,400), $2 million, and $1.2 million in 2002, 2001 and 2000, respectively, which are included in other expenses.

Effective January 1, 2001, the Company and RRG jointly elected for RRG to be treated as a Taxable REIT Subsidiary of the Company as such term is defined in Section 856(l) of the Code. Such election is not expected to impact the tax treatment of either the Company or RRG.

The net book basis of real estate assets exceeds the tax basis by approximately $110 and $109 million at December 31, 2002 and 2001, respectively, primarily due to the difference between the cost basis of the assets acquired and their carryover basis recorded for tax purposes.

The following summarizes the tax status of dividends paid during the years ended December 31 (unaudited):

	2002	2001	2000
Dividend per share	$2.04	2.00	1.92
Ordinary income	71%	83%	82%
Capital gain	1%	3%	5%
Return of capital	22%	13%	11%
Unrecaptured Section 1250 gain	4%	1%	2%
Qualified 5-year gain	2%	—	—

(e) Deferred Costs

Deferred costs include deferred leasing costs, leasing intangibles acquired in business combinations and deferred loan costs, net of amortization. Such costs are amortized over the periods through lease expiration or loan maturity. Deferred leasing costs consist of internal and external commissions associated with leasing the Company's shopping centers. Leasing intangibles represent costs associated with acquiring properties with in-place leases. Net deferred leasing costs and leasing intangibles were $26.5 million and $22.2 million at December 31, 2002 and 2001, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $10.9 million and $12.2 million at December 31, 2002 and 2001, respectively.

(f) Earnings per Share and Treasury stock

Basic net income per share of common stock is computed based upon the weighted average number of common shares outstanding during the year. Diluted net income per share also includes common share equivalents for stock options, exchangeable operating partnership units, and preferred stock when dilutive. See note 7 for the calculation of earnings per share.

Repurchases of the Company's common stock (net of shares retired) are recorded at cost and are reflected as Treasury stock in the consolidated statements of stockholders' equity.

(g) Cash and Cash Equivalents

Any instruments which have an original maturity of ninety days or less when purchased are considered cash equivalents. Cash distributions of normal operating earnings from investments in real estate partnerships are included in cash flows from operations in the consolidated statements of cash flows.

(h) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("Statement 148"). Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for periods beginning after December 15, 2002. As permitted under Statement 123 and Statement 148, the Company will continue to follow the accounting guidelines pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), for stock-based compensation and to furnish the pro forma disclosures as required under Statement 148. See note 8 for further discussion of stock options.

The Company has a Long-Term Omnibus Plan (the "Plan") pursuant to which the board of directors may grant stock options and other stock-based awards to officers, directors and other key employees. The Plan provides for the issuance of up to 12% of the Company's common shares outstanding (diluted) not to exceed 8.5 million shares. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options granted have ten year terms, contain vesting terms of one to five years from the date of grant and may have certain dividend equivalent rights. Restricted stock generally vests over a period of four years, although certain grants cliff vest after eight years, but contain a provision that allows for accelerated vesting over a shorter term if certain performance criteria are met. Restricted stock grants also have certain dividend equivalent rights under the Plan. Compensation expense is measured at the grant date and recognized ratably over the expected vesting period. At December 31, 2002, there were approximately 1.3 million shares available for grant under the Plan.

On December 17, 2002, 336,350 shares of restricted stock were granted under the Plan of which 232,758 shares vest at the rate of 25% per year for four years, and 103,592 cliff vest after eight years, but have the ability to accelerate vesting under the terms described above. The fair value of the Company's stock at the date of grant was $31.27. The Company also granted 45,195 shares on September 30, 2002 in connection with the repayment of certain stock purchase loans further discussed below. The fair value of the Company's stock at the date of grant was $31.00. On December 14, 2001, 328,960 shares of restricted stock were granted under the Plan of which 222,508 shares vest at the rate of 25% per year for four years, and 106,452 cliff vest after eight years, but have the ability to accelerate vesting under the terms described above. The fair value of the Company's stock at the date of grant was $26.40. Based on achieving certain performance criteria, 18.75% of the eight-year vesting options vested during 2002. Based upon restricted stock vesting in 2002, 2001 and 2000, the Company recorded compensation expense of $5.6 million, $2.5 million and $1.1 million, respectively, for restricted stock. During 2002, 2001 and 2000 the Company recorded compensation expense for dividend equivalents of $3.2 million, $3.1 million and $1.8 million, respectively, for undistributed restricted stock and unexercised stock options.

In previous years, as part of the Plan, the Company structured stock purchase plans ("SPP loans") whereby executives could acquire common stock at fair market value by investing their own capital in combination with loans provided by Regency. These interest-bearing, full recourse loans were secured by stock, which was held as collateral by Regency. These loans provided for partial forgiveness of the unpaid principal balance over time based upon specified performance criteria and the passage of time. The Company ceased making these types of loans after 1998 and has not originated any new personal loans to employees since that date. Effective September 30, 2002, all participants agreed to repay the entire balance of their loans outstanding with a portion of the common shares held as collateral, valued at fair market value as of September 30, 2002. The Company, in return, granted the participants restricted stock and stock options that are intended to provide them with the same level of compensation benefits that they would have received under existing agreements for specified forgiveness amounts. These grants were made in accordance with the existing Plan. During 2002, $240,491 of unpaid principal was repaid in cash, $6 million was repaid through the surrendering of shares held as collateral, and $575,741 was forgiven and recorded as compensation expense.

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $1.94, $2.32 and $2.18, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2002—expected dividend yield 6.8%, risk-free interest rate of 2%, expected volatility 19.1%, and an expected life of 2.5 years; 2001—expected dividend yield 7.3%, risk-free interest rate of 5.2%, expected volatility 20%, and an expected life of 6 years; 2000—expected dividend yield 8.1%, risk-free interest of 6.7%, expected volatility 20%, and an expected life of 6 years. The Company applies Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income for common stockholders would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2002	2001	2000
Net income for common stockholders as reported:	$107,666	97,699	84,794
Add: stock-based employee compensation expense included in reported net income	9,517	6,218	4,719
Deduct: total stock-based employee compensation expense determined under fair value based methods for all awards	(10,237)	(7,141)	(5,649)
Pro forma net income	$106,946	96,776	83,864
Earnings per share:			
Basic—as reported	$ 1.85	1.70	1.49
Basic—pro forma	$ 1.84	1.68	1.48
Diluted—as reported	$ 1.84	1.69	1.49
Diluted—pro forma	$ 1.83	1.68	1.47

(j) Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("Interpretation 46"), which is intended to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or variable interest entities, as defined in the interpretation. Interpretation 46 will require that certain variable interest entities be consolidated into the majority variable interest holder's financial statements and is applicable immediately to all variable interest entities created after January 31, 2003, and as of the first interim period beginning after June 15, 2003 to those variable interest entities created before February 1, 2003. The Company has not yet completed its evaluation of the applicability of this interpretation to its current structures, but does not believe its adoption will have a material effect on the financial statements.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation 45") which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Company has adopted the disclosure requirements of Interpretation 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146"). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 is effective for exit and disposal activities initiated after December 31, 2002. The Company has not initiated any such exit and disposal activities since the effective date and does not believe it will have a material effect on the financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145"). This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of Statement 145, classification of these gains and losses will be evaluated under the criteria set forth in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company elected to adopt the provisions related to the rescission of SFAS No. 4 and reported a gain on early extinguishment of debt totaling $2.4 million (note 5), which is included in other income on the accompanying statements of operations for the year ended December 31, 2002.

(k) Reclassifications

Certain reclassifications have been made to the 2001 and 2000 amounts to conform to classifications adopted in 2002.

2. Segments

The Company was formed, and currently operates, for the purpose of 1) operating retail shopping centers (Retail segment), and 2) developing properties intended for sale or partial sale to a joint venture (including shopping centers, outparcels and build-to-suit properties) and providing management services to both affiliate and non-affiliate third parties (Service operations segment). The Company's reportable segments offer different products or services and are managed separately because each requires different strategies and management expertise. There are no inter-segment sales or transfers.

The Company assesses and measures operating results starting with net operating income for the Retail segment and income for the Service operations segment and converts such amounts into a performance measure referred to as Funds from Operations ("FFO"). Net operating income for the Retail segment and income for the Service operations segment includes gains and losses on the sale of operating properties and properties in development, as well as, the related operating income that is reported as discontinued operations in the accompanying consolidated statements of operations, as required by Statement 144. The operating results for the individual retail shopping centers have been aggregated since all of the Company's shopping centers exhibit highly similar economic characteristics, and offer similar degrees of risk and opportunities for growth. FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT") means net income (computed in accordance with accounting principles generally accepted in the United States of America) excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. The Company includes gains or losses related to developments and land that are included in the Service operations segment in its calculation of FFO. The Company also adjusts FFO for distributions made to holders of Preferred Units or preferred stock when the underlying securities are convertible into common stock of the Company and are dilutive to FFO. While management believes that diluted FFO is the most relevant and widely used measure of the Company's performance, such amount does not represent cash flow from operations as defined by accounting principles generally accepted in the United States of America, should not be considered an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs. Additionally, the Company's calculation of diluted FFO, as provided on the following page, may not be comparable to similarly titled measures of other REITs.

The accounting policies of the segments are the same as those described in note 1. The revenues, diluted FFO, and assets for each of the reportable segments are summarized as follows for the years ended December 31, 2002, 2001 and 2000. Assets not attributable to a particular segment consist primarily of cash and deferred costs.

	2002	2001	2000
REVENUES:			
Retail segment	$359,948,003	326,459,639	309,168,981
Service operations segment	20,254,979	31,494,739	27,226,411
Total revenues	$380,202,982	357,954,378	336,395,392
FUNDS FROM OPERATIONS:			
Retail segment net operating income	$290,205,393	258,551,134	249,377,360
Service operations segment income	34,930,486	31,494,739	27,226,411
Adjustments to calculate diluted FFO:			
Interest expense, net	(81,285,413)	(63,680,792)	(63,866,321)
Other income	2,383,524	—	—
General and administrative and other	(24,133,237)	(24,917,323)	(21,869,295)
Non-real estate depreciation	(1,904,573)	(2,194,623)	(1,459,326)
Minority interest of limited partners	(492,137)	(721,090)	(2,631,721)
Provision for loss on development properties and land	(1,845,000)	—	—
Gain on sale of operating properties including depreciation on developments sold	(7,264,144)	(1,692,843)	(3,082,625)
Gain on sale of operating properties—discontinued operations	(3,562,533)	—	—
Depreciation and amortization of discontinued operations	3,936,844	5,070,272	3,893,675
Minority interest in depreciation and amortization	(205,808)	(228,320)	(481,184)
Share of joint venture depreciation and amortization	1,665,943	750,470	1,287,793
Distributions on preferred units	(33,475,008)	(33,475,007)	(29,601,184)
Funds from operations—diluted	178,954,337	168,956,617	158,793,583
Reconciliation to net income for common stockholders:			
Real estate related depreciation and amortization	(72,475,088)	(65,310,964)	(57,970,936)
Minority interest in depreciation and amortization	205,808	228,320	481,184
Share of joint venture depreciation and amortization	(1,665,943)	(750,470)	(1,287,793)
Provision for loss on operating properties	(2,524,480)	(1,595,136)	(12,995,412)
Gain on sale of operating properties	7,264,144	1,692,843	3,082,625
Gain on sale of operating properties—discontinued operations	3,562,533	—	—
Minority interest of exchangeable operating partnership units	(2,796,643)	(2,557,003)	(2,492,419)
Net income	$110,524,668	100,664,207	87,610,832
ASSETS (IN THOUSANDS):			
Retail segment	$ 2,650,795	2,631,592	2,454,476
Service operations segment	298,137	403,142	447,929
Cash and other assets	112,927	74,580	132,739
Total assets	$ 3,061,859	3,109,314	3,035,144

3. *Discontinued Operations*

During 2002, the Company sold 41 operating properties for proceeds of $308.6 million and their net income is included in discontinued operations. These sales resulted in a net gain of $18.7 million, which is reported as a gain on sale in discontinued operations. The revenues from the properties disposed of were $23.9 million, $30.6 million and $25.2 million for the three years ended December 31, 2002, 2001, and 2000, respectively. The operating income from these properties was $10 million, $12.1 million and $11.2 million for the three years ended December 31, 2002, 2001, and 2000 respectively. Income from discontinued operations for the Retail segment was $17.4 million, $12.9 million and $11.4 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Income (loss) from discontinued operations for the Service operations segment was $11.3 million, ($756,507) and ($235,944) for the years ended December 31, 2002, 2001 and 2000, respectively. Operating income and gains on sales in discontinued operations are shown net of minority interest of exchangeable operating partnership units totaling $726,560, $312,743, and $315,129 for the years ended December 31, 2002, 2001, and 2000, respectively.

4. *Investments in Real Estate and Real Estate Partnerships*

During 2002, the Company acquired five grocery-anchored shopping centers for $106.9 million. During 2001, the Company acquired three grocery-anchored shopping centers for $72.8 million. The 2002 and 2001 acquisitions were accounted for as purchases and the results of their operations are included in the consolidated financial statements from the date of the acquisition. Acquisitions (either individually or in the aggregate) were not significant to the operations of the Company in the year in which they were acquired or the year preceding the acquisition.

The Company accounts for all investments in which it owns 50% or less and does not have a controlling financial interest using the equity method. The Company's combined investment in these partnerships was $125.5 million and $75.2 million at December 31, 2002 and 2001, respectively. Net income, which includes all operating results, as well as, gains and losses on sales of properties within the joint ventures, is allocated to the Company in accordance with the respective partnership agreements. Such allocations of net income are recorded in equity in income of investments in real estate partnerships in the accompanying consolidated statements of operations.

During 2002, the Company sold eleven assets for net proceeds of $94.9 million to Macquarie CountryWide-Regency, LLC, ("MCWR"), a joint venture with an affiliate of Macquarie CountryWide Trust of Australia, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers, in which the Company has a 25% interest. The Company holds a note receivable of $25.1 million related to the sale of four of the assets in December 2002. The note receivable has an interest rate of LIBOR plus 1.5% and matures on April 30, 2003. The gain recognition is recorded on only that portion of the sale to MCWR not owned by the Company. The Company recognized gains on these sales of $11.1 million which represents $5.3 million recorded as gain on sale of operating properties and $5.8 million related to properties in development, recorded as service operations revenue in the Company's consolidated statements of operations.

During 2002, the Company sold an asset for net proceeds of $17.5 million to Columbia Regency Retail Partners, LLC ("Columbia"), a joint venture with the Oregon State Treasury that was formed for the purpose of investing in retail shopping centers in which the Company has a 20% interest.

With the exception of Columbia and MCWR, both of which intend to continue expanding their investment in shopping centers, the investments in real estate partnerships represent single asset entities formed for the purpose of developing or owning retail based commercial real estate.

The Company's investments in real estate partnerships as of December 31, 2002 and 2001 consist of the following (in thousands):

	Ownership	2002	2001
Columbia Regency Retail Partners, LLC	20%	$ 42,413	31,092
RRG-RMC Tracy, LLC	50%	23,269	12,339
Macquarie CountryWide-Regency, LLC	25%	22,281	4,180
OTR/Regency Texas Realty Holdings, L.P.	30%	15,992	16,590
Tinwood, LLC	50%	10,983	7,177
Regency Woodlands/ Kuykendahl, Ltd.	50%	7,973	—
Jog Road, LLC	50%	2,571	—
Regency Ocean East Partnership, Ltd.	25%	—	2,783
GME/RRG I, LLC	50%	—	1,069
		$125,482	75,230

Summarized financial information for the unconsolidated investments on a combined basis, is as follows (in thousands):

	December 31, 2002	December 31, 2001
Balance Sheet:		
Investment in real estate, net	$553,118	286,096
Other assets	15,721	8,581
Total assets	$568,839	294,677
Notes payable	$167,071	67,489
Other liabilities	10,386	5,983
Equity and partners' capital	391,382	221,205
Total liabilities and equity	$568,839	294,677

The revenues and expenses on a combined basis are summarized as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Statement of Operations:			
Total revenues	$44,823	26,896	19,235
Total expenses	24,916	14,066	13,147
Net income	$19,907	12,830	6,088

Unconsolidated partnerships and joint ventures had notes payable of $167.1 million at December 31, 2002 and the Company's proportionate share of these loans was $38.8 million.

5. Notes Payable and Unsecured Line of Credit

The Company's outstanding debt at December 31, 2002 and 2001 consists of the following (in thousands):

	2002	2001
Notes Payable:		
Fixed rate mortgage loans	$ 229,551	240,091
Variable rate mortgage loans	24,998	21,691
Fixed rate unsecured loans	998,975	760,939
Total notes payable	1,253,524	1,022,721
Unsecured line of credit	80,000	374,000
Total	$1,333,524	1,396,721

Interest rates paid on the unsecured line of credit (the "Line"), which are based on LIBOR plus .85%, were 2.288% and 2.913% at December 31, 2002 and 2001, respectively. The spread that the Company pays on the Line is dependent upon maintaining specific investment grade ratings. The Company is required to comply, and is in compliance with, certain financial and other covenants customary with this type of unsecured financing. The Line is used primarily to finance the acquisition and development of real estate, but is also available for general working capital purposes.

On January 15, 2002, the Company, through RCLP, completed a $250 million unsecured debt offering with an interest rate of 6.75%. These notes were priced at 99.850%, are due on January 15, 2012 and are guaranteed by the Company. The net proceeds of these offerings were used to reduce the balance of the Line.

Mortgage loans are secured by certain real estate properties, and may be prepaid, but could be subject to a yield-maintenance premium. Mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2019. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 130 basis points to 175 basis points. Fixed interest rates on mortgage loans range from 6.64% to 9.5%.

As of December 31, 2002, scheduled principal repayments on notes payable and the Line were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2003	$ 5,084	22,864	27,948
2004 (includes the Line)	5,241	300,994	306,235
2005	4,045	147,742	151,787
2006	3,359	24,089	27,448
2007	2,768	25,696	28,464
Beyond 5 Years	19,176	766,287	785,463
Unamortized debt premiums	—	6,179	6,179
Total	$39,673	1,293,851	1,333,524

During 2002, the Company assumed debt with a fair value of $46.7 million related to the acquisition of five properties, which includes debt premiums of $2.7 million based upon the above market interest rates of the debt instruments. Debt premiums are being amortized over the terms of the related debt instruments on the effective interest rate method.

During 2002, the Company extinguished the debt on Worthington Park Centre for the face amount of the note, resulting in the recognition of a gain of $2.4 million on early extinguishment representing the remaining unamortized premium recorded upon assumption of the debt. The gain has been recorded in other income on the accompanying consolidated statements of operations.

The fair value of the Company's notes payable and Line are estimated based on the current rates available to the Company for debt of the same terms and remaining maturities. Variable rate notes payable and the Line are considered to be at fair value, since the interest rates on such instruments reprice based on current market conditions. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying financial statements at fair value. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt is $1.4 billion.

6. Stockholders' Equity and Minority Interest

(a) The Company, through RCLP, has issued Cumulative Redeemable Preferred Units ("Preferred Units") in various amounts since 1998. The issues were sold primarily to institutional investors in private placements for $100 per unit. The Preferred Units, which may be called by RCLP at par after certain dates, have no stated maturity or mandatory redemption, and pay a cumulative, quarterly dividend at fixed rates. At any time after ten years from the date of issuance, the Preferred Units may be exchanged by the holder for Cumulative Redeemable Preferred Stock ("Preferred Stock") at an exchange rate of one share for one unit. The Preferred Units and the related Preferred Stock are not convertible into common stock of the Company. The net proceeds of these offerings were used to reduce the Line. At December 31, 2002 and 2001 the face value of total Preferred Units issued was $384 million with an average fixed distribution rate of 8.72%.

Terms and conditions of the Preferred Units are summarized as follows:

Series	Units Issued	Issue Price	Issuance Amount	Distribution Rate	Callable by Company	Exchangeable by Unitholder
Series A	1,600,000	$ 50.00	$ 80,000,000	8.125%	06/25/03	06/25/08
Series B	850,000	100.00	85,000,000	8.750%	09/03/04	09/03/09
Series C	750,000	100.00	75,000,000	9.000%	09/03/04	09/03/09
Series D	500,000	100.00	50,000,000	9.125%	09/29/04	09/29/09
Series E	700,000	100.00	70,000,000	8.750%	05/25/05	05/25/10
Series F	240,000	100.00	24,000,000	8.750%	09/08/05	09/08/10
	4,640,000		$384,000,000			

(b) Security Capital owns approximately 57.5% of the outstanding common stock of Regency; however, its ability to exercise voting control over these shares is limited by the Stockholders Agreement by and among Regency, Security Capital Holdings S.A., Security Capital U.S. Realty and The Regency Group, Inc. dated as of July 10, 1996, as amended, including amendments to reflect Security Capital's purchase of Security Capital Holdings S.A. and the liquidation of Security Capital U.S. Realty (as amended, the "Stockholders Agreement").

The Stockholders Agreement provides that during the standstill period Security Capital will vote all of its shares of Regency in accordance with the recommendations of Regency's board of directors or proportionally in accordance with the votes of the other holders of Regency common stock. This broad voting restriction is subject to a limited qualified exception pursuant to which Security Capital can vote its shares of Regency in its sole and absolute discretion with regard to amendments to Regency's charter or by-laws that would materially adversely affect Security Capital and with regard to "Extraordinary Transactions" (which include mergers, consolidations, sale of a material portion of Regency's assets, issuances of securities in an amount which requires a shareholder vote and other similar transactions out of the ordinary course of business). However, the limited exception is itself further qualified. Even with respect to charter and by-law amendments and Extraordinary Transactions, Security Capital may only vote shares representing ownership of 49% of the outstanding Regency common stock at its discretion, any shares owned by Security Capital in excess of 49% must be voted in accordance with the recommendations of Regency's board of directors or proportionally in accordance with the votes of the other holders of Regency common stock. With regard to Extraordinary Transactions which require a 2/3rds vote (i.e. where Security Capital could block the outcome if it voted 49% of the stock), Security Capital may only vote shares representing ownership of 32% of the outstanding Regency common stock. Security Capital may vote its shares to elect a certain number of nominees to the Regency board of directors, however this right is similarly limited. Security Capital has the right to nominate the greater of three directors or the number of directors proportionate to its ownership, however Security Capital may not nominate more than 49% of the Regency board of directors.

The effect of these limitations is such that notwithstanding the fact that Security Capital owns more than a majority of the currently outstanding shares of Regency common stock, Security Capital may not, in compliance with the standstill provisions of the Stockholders Agreement, exercise voting control with respect to more than 49% of the outstanding shares of Regency (and may vote those shares in its discretion only with respect to the limited matters listed above).

Effective May 14, 2002, an indirect wholly-owned subsidiary of GE Capital merged into Security Capital with Security Capital surviving as an indirect wholly-owned subsidiary of GE Capital. On July 12, 2002, Security Capital advised Regency that, pursuant to the terms of the Stockholders Agreement, Security Capital has elected to cancel the otherwise automatic extension of the standstill period effective April 10, 2003.

(c) During 2002, the holder of the Series 2 preferred stock converted 1,037,107 preferred shares into common stock at a conversion ratio of 1:1.

During 1999, the board of directors authorized the repurchase of approximately $65 million of the Company's outstanding shares through periodic open market transactions or privately negotiated transactions. During 2000, the Company completed the program by purchasing 3.25 million shares.

7. *Earnings per Share*

The following summarizes the calculation of basic and diluted earnings per share for the years ended December 31, 2002, 2001, and 2000 (in thousands except per share data):

	2002	2001	2000
NUMERATOR:			
Income from continuing operations	$ 81,836	88,547	76,412
Discontinued operations	28,689	12,117	11,199
Net income	110,525	100,664	87,611
Less: Preferred stock dividends	2,858	2,965	2,817
Net income for common stockholders—Basic	107,667	97,699	84,794
Add: Minority interest of exchangeable operating partnership units—continuing operations	2,070	2,244	2,177
Add: Minority interest of exchangeable operating partnership units—discontinued operations	727	313	315
Convertible preferred stock dividends	582	—	—
Net income for common stockholders—Diluted	$111,046	100,256	87,286
DENOMINATOR:			
Weighted average common shares outstanding for Basic EPS	58,193	57,465	56,754
Exchangeable operating partnership units	1,523	1,593	1,851
Incremental shares to be issued under common stock using the Treasury Method	378	216	54
Convertible series 2 preferred stock	344	—	—
Weighted average common shares outstanding for Diluted EPS	60,438	59,274	58,659
INCOME PER COMMON SHARE—BASIC			
Income from continuing operations	$ 1.36	1.49	1.30
Discontinued operations	$ 0.49	0.21	0.19
Net income for common stockholders per share	$ 1.85	1.70	1.49
INCOME PER COMMON SHARE—DILUTED			
Income from continuing operations	$ 1.35	1.49	1.30
Discontinued operations	$ 0.49	0.20	0.19
Net income for common stockholders per share	$ 1.84	1.69	1.49

The Series 2 preferred stock is not included in the above calculation for periods prior to the conversion in 2002 because its effects were anti-dilutive.

8. Stock Option Plan

Under the Plan, the Company may grant stock options to its officers, directors and other key employees. Options are granted at fair market value on the date of grant, vest 25% per year, and expire after ten years. Stock option grants also receive dividend equivalents for a specified period of time equal to the Company's dividend yield less the average dividend yield of the S&P 500 as of the grant date. Dividend equivalents are funded in Regency common stock, and vest at the same rate as the options upon which they are based.

The following table reports stock option activity during the periods indicated:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	3,729,668	$23.61
Granted	52,924	21.59
Forfeited	(170,798)	25.52
Exercised	(21,017)	21.69
Outstanding, December 31, 2000	3,590,777	23.50
Granted	591,614	25.01
Forfeited	(79,009)	24.11
Exercised	(420,420)	21.62
Outstanding, December 31, 2001	3,682,962	23.94
Granted	1,710,093	30.19
Forfeited	(177,819)	24.07
Exercised	(2,117,376)	23.68
Outstanding, December 31, 2002	3,097,860	$27.47

The following table presents information regarding all options outstanding at December 31, 2002:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Range of Exercise Prices	Weighted Average Exercise Price
735,734	6.62	$19.81–25.76	$22.24
2,362,126	7.32	26.13–31.80	29.10
3,097,860	7.16	$19.81–31.80	$27.47

The following table presents information regarding options currently exercisable at December 31, 2002:

Number of Options Exercisable	Weighted Range of Exercise Prices	Average Exercise Price
438,141	$19.81–25.76	$22.62
2,195,253	26.13–31.80	29.25
2,633,394	$19.81–31.80	$28.15

9. Operating Leases

The Company's properties are leased to tenants under operating leases with expiration dates extending to the year 2032. Future minimum rents under noncancelable operating leases as of December 31, 2002, excluding tenant reimbursements of operating expenses and excluding additional contingent rentals based on tenants' sales volume are as follows (in thousands):

Year Ending December 31,	Amount
2003	$ 262,429
2004	250,045
2005	221,898
2006	187,718
2007	154,413
Thereafter	79,470
Total	$1,155,973

The shopping centers' tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, consequently, the credit risk is concentrated in the retail industry. There were no tenants that individually represented 10% or more of the Company's combined minimum rent.

10. Contingencies

The Company, like others in the commercial real estate industry, is subject to numerous environmental laws and regulations. The operation of dry cleaning plants at the Company's shopping centers is the principal environmental concern. The Company believes that the tenants who operate these plants do so in accordance with current laws and regulations and has established procedures to monitor their operations. Additionally, the Company uses all legal means to cause tenants to remove dry cleaning plants from its shopping centers. Where available, the Company has applied and been accepted into state-sponsored environmental programs. The Company has a blanket environmental insurance policy that covers it against third-party liabilities and remediation costs on shopping centers that currently have no known environmental contamination. The Company has also placed environmental insurance on specific properties with known contamination in order to mitigate its environmental risk. Management believes that the ultimate disposition of currently known environmental matters will not have a material effect on the financial position, liquidity, or operations of the Company. At December 31, 2002 and 2001, the Company had recorded environmental liabilities of $1.6 million and $1.8 million, respectively.

11. Market and Dividend Information (Unaudited)

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "REG." The Company currently has approximately 4,000 shareholders. The following table sets forth the high and low prices and the cash dividends declared on the Company's common stock by quarter for 2002 and 2001:

	2002			2001		
Quarter Ended	High Price	Low Price	Cash Dividends Declared	High Price	Low Price	Cash Dividends Declared
March 31	$29.50	26.88	.51	25.00	22.63	.50
June 30	31.03	27.82	.51	25.56	23.00	.50
September 30	31.85	25.22	.51	26.35	22.72	.50
December 31	32.40	28.92	.51	27.75	24.51	.50

12. Summary of Quarterly Financial Data (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2002 and 2001 (amounts in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002:				
Revenues as originally reported	$94,591	95,332	104,232	101,942
Reclassified to discontinued operations	(7,145)	(4,893)	(3,856)	—
Adjusted Revenues	$87,446	90,439	100,376	101,942
Net income for common stockholders	$24,518	22,232	26,690	34,227
Net income per share:				
Basic	$ .42	.38	.46	.58
Diluted	$ .42	.38	.46	.58
2001:				
Revenues as originally reported	$92,992	95,270	97,717	102,570
Reclassified to discontinued operations	(7,121)	(7,447)	(7,517)	(8,510)
Adjusted Revenues	$85,871	87,823	90,200	94,060
Net income for common stockholders	$22,412	23,405	26,106	25,776
Net income per share:				
Basic	$ .39	.41	.45	.45
Diluted	$ .39	.41	.45	.45

General Information

Registrar and Stock Transfer Agent
Wachovia Bank, N.A.
Charlotte, North Carolina

Independent Auditors
KPMG LLP
Certified Public Accountants
Jacksonville, Florida

General Counsel
Foley & Lardner
Jacksonville, Florida

Stock Listing
New York Stock Exchange Symbol: REG

The Company's Form 10-K filing with the Securities and Exchange Commission is available upon request from the Company or from the Company's website.

The Company offers a dividend reinvestment plan ("DRIP") that enables its shareholders to reinvest dividends automatically, as well as to make voluntary cash payments toward the purchase of additional shares. For more information, contact Wachovia Bank Shareholder Services Group at 1-800-829-8432 or contact Regency's Shareholder Relations Department.

Regency Centers
121 West Forsyth Street, Suite 200
Jacksonville, Florida 32202
Telephone 904-598-7000
www.regencycenters.com

Annual Meeting
Regency's annual meeting will be held at the Omni Hotel Jacksonville in the Tampa Room at 11:00 a.m. on Tuesday, May 6, 2003.

Regency Centers' Board of Directors, Operating Committee and Senior Vice Presidents

Directors

Martin E. Stein, Jr.
Chairman and Chief Executive Officer
Regency Centers Corporation

Raymond L. Bank
President and Chief Operating Officer
Merchant Development Corporation

C. Ronald Blankenship
Director, Vice Chairman and
Chief Operating Officer
Security Capital Group

A.R. Carpenter
Former Vice Chairman
CSX Corporation, Inc.

J. Dix Druce
Chairman and President
National P.E.T. Scan, LLC

Mary Lou Fiala
President and Chief Operating Officer
Regency Centers Corporation

Douglas S. Luke
President and Chief Executive Officer
HL Capital, Inc.

Joseph E. Parsons
President
North America Equity Holdings
GE Real Estate

John C. Schweitzer
Managing Partner
Campbell Capital, Limited
President
Westgate Corporation

Thomas G. Wattles
Principal
Black Creek Group
Chairman and Chief Operating Officer
Dividend Capital Trust

Terry N. Worrell
President
Worrell Investments

Director Emeritus

Joan Wellhouse Newton
Chairman Emeritus
Regency Centers Corporation

Operating Committee

Martin E. Stein, Jr.
Chairman and Chief Executive Officer

Mary Lou Fiala
President and Chief Operating Officer

Bruce M. Johnson
Managing Director and Chief Financial Officer

James G. Buis
Managing Director
Investments—Central

John S. Delatour
Managing Director
Operations—West

John F. Euart, Jr.
Managing Director
Investments—Southeast

Brian M. Smith
Managing Director
Investments—Pacific and Midatlantic

James D. Thompson
Managing Director
Operations—East

Senior Vice Presidents

Mac Chandler
Investments—Southern California

Thomas K. Engberg
Investments—Northern California

Daniel J. Fox
Investments—Midwest

Mark W. Harrigian
Investments—Southern California

N. Andy Hofheimer
Retailer Services

J. Christian Leavitt
Treasurer and Chief Accounting Officer

Thomas E. McDonough
Investments—Southern California

West Miller
Investments—Southwest

Lisa Palmer
Capital Markets

John H. Pharr
Operations—East

H. Craig Ramey
Investments—Pacific Northwest

Stanley R. Zippin
Real Estate Accounting and MIS



Operating Committee:
Mary Lou Fiala; Martin E. Stein, Jr.; James G. Buis; James D. Thompson; Brian M. Smith; John S. Delatour; Bruce M. Johnson; John F. Euart, Jr.

121 West Forsyth St., Suite 200
Jacksonville, Florida 32202
904-598-7000
www.regencycenters.com


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